Exhibit 99.3

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

INTRODUCTION

This management’s discussion and analysis of the financial condition and results of operations (MD&A) of Turquoise Hill Resources Ltd. should be read in conjunction with the audited consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the year ended December 31, 2021. The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). In this MD&A, unless the context otherwise dictates, a reference to the “Company”, “we” or “our” refers to Turquoise Hill Resources Ltd. and a reference to “Turquoise Hill” refers to Turquoise Hill Resources Ltd. together with its subsidiaries. Additional information about the Company, including its Annual Information Form for the year ended December 31, 2021, dated as of March 2, 2022 (AIF), is available under the Company’s profile on SEDAR at www.sedar.com.

References to “C$” refer to Canadian dollars and “$” to United States dollars.

This MD&A refers to the All Injury Frequency Rate (AIFR), which is an indicator of workplace health and safety and provides insight into an organisation’s efforts to protect its workforce from work-related hazards. Oyu Tolgoi’s AIFR is based on 200,000 hours of work exposure.

This MD&A contains certain forward-looking statements and certain forward-looking information. Please refer to the cautionary language commencing on page 57.

This MD&A also contains certain non-GAAP financial measures, non-GAAP ratios, and supplementary financial measures. Please refer to the section titled “Non-GAAP and Other Financial Measures” commencing on page 52 for more information.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risks and Uncertainties” in this MD&A commencing on page 31.

The date of this MD&A is March 2, 2022.

December 31, 2021	Page | 1

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

TABLE OF CONTENTS

FINANCIAL AND OPERATIONAL HIGHLIGHTS FOR 2021	3

OPERATIONAL OUTLOOK FOR 2022	5

OUR BUSINESS	6

SELECTED ANNUAL FINANCIAL INFORMATION	7

SELECTED FINANCIAL METRICS	7

OYU TOLGOI	10

FUNDING OF OT LLC BY TURQUOISE HILL	15

GOVERNMENT RELATIONS	18

CLASS ACTION COMPLAINTS	22

CORPORATE ACTIVITIES	23

INCOME AND OTHER TAXES	24

LIQUIDITY AND CAPITAL RESOURCES	25

SHARE CAPITAL	27

COPPER, GOLD AND FOREIGN EXCHANGE MARKET COMMENTARY	27

OFF-BALANCE SHEET ARRANGEMENTS	27

CONTRACTUAL OBLIGATIONS	28

CHANGES IN ACCOUNTING POLICIES	28

CRITICAL ACCOUNTING ESTIMATES	28

RECENT ACCOUNTING PRONOUNCEMENTS	31

RISKS AND UNCERTAINTIES	31

RELATED-PARTY TRANSACTIONS	50

SELECTED QUARTERLY DATA	51

NON-GAAP AND OTHER FINANCIAL MEASURES	52

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	56

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	56

AUDIT COMMITTEE OVERSIGHT	57

QUALIFIED PERSON	57

CAUTIONARY STATEMENTS	57

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION	57

MANAGEMENT’S REPORT TO SHAREHOLDERS	61

December 31, 2021	Page | 2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

FINANCIAL AND OPERATIONAL HIGHLIGHTS FOR 2021

Subsequent to December 31, 2021

•

Turquoise Hill successfully reached a mutual understanding for a renewed partnership with the Government of Mongolia and the board of directors of Oyu Tolgoi LLC (OT LLC) unanimously approved commencement of the undercut. On January 25, 2022, a ceremony was held at the mine site to celebrate the commencement of blasting the undercut that started the Oyu Tolgoi Hugo North underground mine production.

•

Turquoise Hill and Rio Tinto agreed to a comprehensive and binding, amended funding agreement that provides a pathway forward to address the Company’s estimated funding requirements. See the section “Funding of OT LLC by Turquoise Hill” in this MD&A.

•

OT LLC signed an Electricity Supply Agreement (ESA) to provide Oyu Tolgoi with a long-term source of power from the Mongolian grid on terms fully agreed with the Government of Mongolia. Power will be delivered pursuant to the ESA once certain technical conditions are satisfied.

Full Year 2021

•	Oyu Tolgoi open-pit and underground workforce posted an AIFR of 0.14 per 200,000 hours worked, the best full-year AIFR the site has achieved.

•	As at December 31, 2021, Turquoise Hill had $0.7 billion of available liquidity in the form of cash and cash equivalents.

•	Turquoise Hill currently estimates a base case incremental funding requirement of $3.4 billion, compared to $3.6 billion estimated in the Company’s Q3’21 earnings release.

•	Full year copper production of 163 thousand tonnes was within the Company’s revised guidance of 150 – 180 thousand tonnes.

•	Full year gold production of 468 thousand ounces was within the Company’s revised guidance of 400 – 480 thousand ounces.

•	Full year mill throughput of 39.1 million tonnes included over 1 million tonnes of underground development material.

•

Revenue of $1,971.0 million in 2021 increased 82.8% versus 2020. Copper and gold volumes increased by 9.0% and 157.1%, respectively. This was driven by the scheduled move to the higher grade areas of Phase 4B. Average prices were 53.4% higher for copper and 2.4% higher for gold.

•

Income in 2021 was $681.1 million versus $494.6 million in 2020 due primarily to $0.9 billion higher revenue offset by $0.6 billion additional tax charges in 2021 versus 2020. 2021 reflects a $277.8 million deferred tax asset expense (2020: recognition of $346.6 million), which resulted mainly from the utilisation of prior year tax losses against current year taxable income and from previously disclosed underground delays, which have contributed to a reduction in the loss carry-forwards anticipated to be utilised in future periods. Income attributable to owners of Turquoise Hill was $524.9 million ($2.61 per share) in 2021 compared with $406.3 million ($2.02 per share) in 2020.

December 31, 2021	Page | 3

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•

Cost of sales in 2021 was $2.02 per pound of copper sold[1] and C1 cash costs were $0.22 per pound of copper produced[2], slightly higher than the Company’s revised guidance of negative $0.20 per pound of copper to positive $0.20 per pound of copper produced. All-in sustaining costs were $0.87 per pound of copper produced[2].

•

Total operating cash costs[3] in 2021 of $874.8 million, which increased 17.0% from $747.9 million in 2020, were slightly higher than the 2021 guidance range of $800 million to $850 million. The increase from the prior year was primarily driven by the impact of higher prices and volumes on royalties, together with additional COVID-19 related costs, higher consumable costs from processing harder Phase 4B ore and higher fuel prices, partially offset by lower power study costs.

•

Expenditures on property, plant and equipment in 2021 were $996.9 million, which included capital expenditures of $913.3 million on the underground project. The capital expenditure on the underground project, which is inclusive of $232.4 million of underground sustaining capital, was marginally higher than the revised 2021 guidance range of $0.8 billion to $0.9 billion. At December 31, 2021, total underground spend since January 1, 2016 was approximately $5.4 billion, including $0.3 billion of underground sustaining capital.

•	Cash generated from operating activities before interest and tax was $1,210.8 million in 2021 versus $371.2 million in 2020, driven mainly by $892.8 million higher revenue.

•	Breakthrough of the conveyor and service declines was achieved in H2’21.

•	Underground progress continues with Shaft 4 sinking and commencement of no-load Material Handling System 1 (MHS1), including Primary Crusher 1, commissioned in October 2021.

Fourth Quarter 2021

•

In Q4’21, Oyu Tolgoi produced 38.9 thousand tonnes of copper and 78.6 thousand ounces of gold which is lower than Q4’20 production of 41.6 thousand tonnes of copper and 87.8 thousand ounces of gold due to the processing of comparatively lower grade ore.

•	Mill throughput of 10.6 million tonnes in Q4’21 was higher than Q4’20 of 9.6 million tonnes primarily due to softer ore in the mill feed in the quarter.

•

Revenue of $503.9 million in Q4’21 increased 24.4% from $405.1 million in Q4’20 due to 35.8% higher average copper prices and 54.5% higher gold sales volumes. Q4’21 production volumes of copper and gold decreased by 6.5% and 10.2%, respectively, as a higher proportion of mill feed came from lower grade sources.

•

Income for the period was $207.3 million in Q4’21 versus $241.6 million in Q4’20, reflecting higher tax charges and total operating cash costs[3] offset with $98.8 million higher revenue. The increase in revenues reflects higher copper prices and gold volumes. There was a $19.7 million de-recognition of deferred tax assets in Q4’21 (Q4’20: recognition of $86.1 million). The de-recognition in Q4’21 was due to the partial utilisation of 2016 losses against Q4’21 income, offset by an increase in temporary differences that relates primarily to tax depreciation on property, plant and equipment. Income attributable to owners of Turquoise Hill in Q4’21 was $156.4 million ($0.78 per share) versus $159.9 million ($0.79 per share) in Q4’20.

1 Cost of sales per pound of copper sold is a supplementary financial measure. Please refer to Section “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

2 C1 cash costs per pound of copper produced and all-in sustaining costs per pound of copper produced are non-GAAP ratios. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

3 Total operating cash costs is a non-GAAP financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures”– on page 52 of this MD&A for further information.

December 31, 2021	Page | 4

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•	Cost of sales in Q4’21 was $2.39 per pound of copper sold[4] and C1 cash costs were $0.73 per pound of copper produced[5]. All-in sustaining costs were $1.66 per pound of copper produced[5].

•

Total operating cash costs[6] of $246.9 million in Q4’21 increased 24.9% from $197.7 million in Q4’20, primarily due to additional COVID-19 related costs, higher processing costs due to the harder ore being mined in Phase 4B and higher fuel prices.

•

Expenditures on property, plant and equipment in Q4’21 were $299.5 million, which included $259.2 million of capital expenditures on the underground project. The capital expenditure on the underground project included $57.8 million of underground sustaining capital expenditure. At December 31, 2021, total underground capital expenditure since January 1, 2016 was $5.4 billion, including $0.3 billion of underground sustaining capital.

•

Net cash generated from operating activities in Q4’21 was $149.4 million versus $69.5 million in Q4’20, reflecting a $70.0 million improvement in cash generated from operating activities before interest and tax due to a $91.0 million increase in gross margin from increased sales revenue, offset by $10.6 million higher operating expenses associated with the implementation of COVID-19 controls.

•

Oyu Tolgoi concentrate shipment volumes to customers remained challenged during the quarter and above target inventory levels remained at the end of Q4’21. The challenges were mainly a continuation of the COVID-19 related Mongolia / Chinese border restrictions that resulted in force majeure being declared from March 30, 2021. OT LLC continues to work closely with Mongolian and Chinese authorities to manage any supply chain disruptions.

•

Shaft 4 sinking activities re-commenced in October 2021 with advancement at 148 metres below ground level at December 31, 2021. Shaft 3 readiness works continued with sinking commencement expected by the end of Q1’22.

•

Beyond the incurred impact of delayed undercut commencement, Panels 1 and 2 are expected to be delayed due to COVID-19 related work restrictions impacting both Shafts 3 and 4 and underground development progress as well as changes to mining scope. Efforts to minimise the delays to Panel 1 and Panel 2 due to ventilation constraints ahead of Shaft 3 and 4 commissioning continue. See the section “Oyut Open-Pit Operations and Hugo North Underground” of this MD&A.

OPERATIONAL OUTLOOK FOR 2022

Oyu Tolgoi is expected to produce 110 to 150 thousand tonnes of copper and 115 to 165 thousand ounces of gold in concentrates in 2022 from processing of open-pit and underground development material as well as stockpiles. Gold and copper production is forecast to be lower in 2022 vs 2021 due to stripping of the next cutback and processing lower grade stockpile material.

Total operating cash costs7 for 2022 are expected to be $800 million to $875 million.

Expenditures on property, plant and equipment for 2022 are expected to be approximately $170 million to $200 million for open-pit operations and $1.2 billion to $1.4 billion for the underground.

4 Cost of sales per pound of copper sold is a supplementary financial measure. Please refer to Section “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

5 C1 cash costs per pound of copper produced and all-in sustaining costs per pound of copper produced are non-GAAP ratios. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

6 Total operating cash costs is a non-GAAP financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures”– on page 52 of this MD&A for further information.

7 Total operating cash costs is a non-GAAP measure that is forward-looking information. Please refer to Section – Non-GAAP and Other Financial Measures – on page 52 of this MD&A for further information.

December 31, 2021	Page | 5

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Open-pit capital is mainly comprised of deferred stripping, equipment purchases, tailings storage facility construction and maintenance componentisation. Underground capital is inclusive of VAT.

2022 C1 cash costs are expected to be in the range of positive $1.95 to positive $2.35 per pound of copper produced8, which is higher than 2021 due to lower gold production in 2022, as mining transitions to the next phase of open-pit development. Unit cost guidance assumes the midpoint of the expected 2022 copper and gold production ranges and a gold commodity price assumption of $1,801 per ounce.

Estimates of future production, expenditures on property, plant and equipment, total operating cash costs9 and C1 cash costs per pound of copper produced8 presented in this MD&A are based on mine plans that reflect the expected method by which the Company will mine reserves at Oyu Tolgoi. Actual gold and copper production and associated costs may vary from these estimates due to a number of operational and non-operational risk factors (see the section “Forward-Looking Statements and Forward-Looking Information” of this MD&A for a description of certain risk factors that could cause actual results to differ materially from these estimates).

OUR BUSINESS

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. The Company’s ownership of the Oyu Tolgoi mine is held through a 66% interest in OT LLC; the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC (Erdenes or EOT), a Mongolian state-owned entity.

The Oyu Tolgoi property is located approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. The property is cut by the Oyu Tolgoi trend, a 12 kilometres north-south orientated corridor which is host to the known deposits, Hugo North, Hugo South, Oyut and Heruga. Open-pit mining operations commenced at Oyut in 2013. The Hugo North deposit (Lift 1) is currently being developed as an underground operation.

The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open-pit. However, since 2014, the concentrator has consistently achieved a throughput of over 105,000 tonnes per day due to improvements in operating practices. Concentrator throughput for 2022 is targeted at over 110,000 tonnes per day and expected to be approximately 40 million tonnes for the year due to improvements in concentrator performance and more favourable ore characteristics.

At December 31, 2021, Oyu Tolgoi had a total workforce (employees and contractors), including for underground project construction, of approximately 14,400 workers, of which over 96% were Mongolian.

8 C1 cash costs per pound of copper produced is a non-GAAP ratio. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

9 Total operating cash costs is a non-GAAP financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures”– on page 52 of this MD&A for further information.

December 31, 2021	Page | 6

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

SELECTED ANNUAL FINANCIAL INFORMATION

($ in millions, except per share information)	Year Ended December 31
	2021	2020	2019

Revenue	$1,971.0	$1,078.2	$1,166.0

Income (loss) for the year	$681.1	$494.6	$(476.9)

Net income (loss) attributable to owners of Turquoise Hill Resources Ltd	$524.9	$406.3	$(150.5)

Basic and diluted earnings per share attributable to owners of Turquoise Hill Resources Ltd	$2.61	$2.02	$(0.75)

Total assets	$14,124.7	$13,368.8	$12,822.4

Long-term liabilities

Borrowings and other financial liabilities	$3,785.4	$4,173.5	$4,187.3

Decommissioning obligations	$153.7	$134.0	$104.2

Deferred income tax liabilities	$145.4	$111.7	$79.2

Note:	Annual financial information has been extracted from the audited financial statements of Turquoise Hill, which are prepared in accordance with IFRS.

SELECTED FINANCIAL METRICS (1)

	Three months ended			Year ended

($ in millions, unless otherwise noted)	4Q 2021	4Q 2020	Change %	12 months 2021	12 months 2020	Change %

Revenue	503.9	405.1	24.4%	1,971.0	1,078.2	82.8%

Income (loss) for the period	207.3	241.6	(14.2%)	681.1	494.6	37.7%

Income (loss) attributable to owners of Turquoise Hill Resources Ltd	156.4	159.9	(2.2%)	524.9	406.3	29.2%

Basic and diluted earnings per share attributable to owners of Turquoise Hill Resources Ltd	0.78	0.79	(1.6%)	2.61	2.02	29.1%

Revenue by metals in concentrates

Copper	320.7	280.0	14.5%	1,204.5	797.3	51.1%

Gold	178.6	120.4	48.3%	748.6	265.7	181.7%

Silver	4.6	4.7	(2.1%)	17.9	15.2	17.8%

Cost of sales	181.4	173.6	4.5%	622.3	669.4	(7.0%)

Production and delivery costs	141.9	125.9	12.7%	459.3	493.4	(6.9%)

Depreciation and depletion	39.5	47.7	(17.2%)	163.0	176.0	(7.4%)

Capital expenditure on cash basis (2)	299.5	263.0	13.9%	996.9	1,080.5	(7.7%)

Underground-Development	201.4	193.0	4.4%	680.9	926.7	(26.5%)

Underground-Sustaining	57.8	44.5	29.9%	232.4	94.4	146.2%

Open pit	40.3	25.5	58.0%	83.6	59.4	40.7%

Pre-production sales proceeds	(18.4)	–	100.0%	(69.7)	(26.1)	167.0%

Royalty expenses	22.6	23.4	(3.4%)	105.4	63.4	66.2%

Total operating cash costs (3)	246.9	197.7	24.9%	874.8	747.9	17.0%

Unit costs ($)

Cost of sales (per pound of copper sold) (4)	2.39	2.08	14.9%	2.02	2.20	(8.2%)

C1 (per pound of copper produced) (5)	0.73	0.76	(3.9%)	0.22	1.45	(84.8%)

All-in sustaining (per pound of copper produced) (5)	1.66	1.45	14.5%	0.87	1.94	(55.2%)

Mining costs (per tonne of material mined) (5)	2.36	1.85	27.4%	2.24	1.80	24.7%

Milling costs (per tonne of ore treated) (5)	7.19	7.29	(1.3%)	7.13	6.35	12.2%

G&A costs (per tonne of ore treated) (4)	3.90	3.28	19.0%	3.99	3.11	28.3%

Net cash generated from (used in) operating activities	149.4	69.5	115.0%	576.1	40.9	1,308.6%

Cash generated from operating activities before interest and tax	315.8	245.8	28.5%	1,210.8	371.2	226.2%

Interest paid	164.5	170.6	(3.6%)	276.4	316.8	(12.8%)

Total assets	14,125	13,369	5.7%	14,125	13,369	5.7%

Total non-current financial liabilities	4,084	4,419	(7.6%)	4,084	4,419	(7.6%)

(1)	All financial information in this MD&A should be reviewed in conjunction with the Company‘s consolidated financial statements for the reporting periods indicated.

December 31, 2021	Page | 7

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

(2)

Capital expenditure on cash basis for underground-development, for underground sustaining and for open-pit are supplementary financial measures which are not standardised financial measures and are not intended to replace measures prepared in accordance with IFRS. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

(3)	Total operating cash costs is a non-GAAP financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

(4)

Cost of sales (per pound of copper sold) and General & Administrative (G&A) costs (per tonne of ore treated) are supplementary financial measures which are not standardised financial measures and are not intended to replace measures prepared in accordance with IFRS. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

(5)

C1 cash costs (per pound of copper produced), all-in sustaining costs (per pound of copper produced), mining costs (per tonne of material mined), and milling costs (per tonne of ore treated) are non-GAAP ratios which are not standardised financial measures and are not intended to replace measures prepared in accordance with IFRS. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

Full Year 2021 vs 2020

•

Revenue of $1,971.0 million in 2021 increased 82.8% compared to $1,078.2 million in 2020. Copper and gold volumes increased by 9.0% and 157.1% respectively. This was driven by the scheduled move to the higher grade areas of Phase 4B. Average prices were 53.4% higher for copper and 2.4% higher for gold.

•

Income in 2021 was $681.1 million versus $494.6 million in 2020 due primarily to $0.9 billion higher revenue offset by $0.6 billion additional tax charges in 2021 versus 2020. 2021 reflects a $277.8 million deferred tax expense (2020: recognition of $346.6 million), which resulted mainly from the utilisation of prior year tax losses against current year taxable income and from previously announced underground delays, which contributed to a reduction in the loss carry-forwards anticipated to be utilised in future periods. Income attributable to owners of Turquoise Hill was $524.9 million ($2.61 per share) in 2021 compared with $406.3 million ($2.02 per share) in 2020.

•

Cost of sales in 2021 was $622.3 million versus $669.4 million in 2020, as the transition to higher grade ore in Phase 4B provided an opportunity to deliver increased concentrate volumes despite lower milling rates and reduced material mined.

•

Expenditures on property, plant and equipment for 2021 were $996.9 million compared to $1,080.5 million in 2020, comprising $913.3 million (2020 - $1,021.1 million) of underground capital expenditure, which included $232.4 million (2020 - $94.4 million) in underground sustaining capital expenditure, as well as open-pit expenditure of $83.6 million (2020 - $59.4 million). 2021 open-pit capital expenditure includes deferred stripping of $26.8 million and tailings storage facility spend of $26.2 million.

•

Total operating cash costs[10] in 2021 of $874.8 million increased 17.0% from $747.9 million in 2020. The increase from the prior year was primarily driven by the impact of higher prices and volumes on royalties, together with additional COVID-19 related costs, higher consumable costs from processing harder Phase 4B ore and higher fuel prices, partially offset by lower power study costs.

•

Cost of sales in 2021 was $2.02 per pound of copper sold[11] in 2021, compared to $2.20 per pound of copper sold in 2020, reflecting a lower unit cost from fixed costs efficiencies due to higher concentrate production as well as the impact of higher volumes of metals in concentrate sold.

•

C1 cash costs in 2021 were $0.22 per pound of copper produced[12], decreasing from $1.45 per pound of copper produced in 2020. The decrease was primarily driven by the impact of higher gold credits due to the higher gold revenue in 2021.

•

All-in sustaining costs in 2021 were $0.87 per pound of copper produced[12] versus $1.94 per pound of copper produced in 2020. All-in sustaining costs were impacted by the same factors that impacted C1 cash costs

10 Total operating cash costs is a non-GAAP financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

11 Cost of sale per pound of copper sold is a supplementary financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

12 C1 cash costs per pound of copper produced and all-in sustaining costs per pound of copper produced are non-GAAP ratios. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

December 31, 2021	Page | 8

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

offset by the impact of a $24.2 million increase in open-pit sustaining capital expenditure compared to 2020. Deferred stripping was $21.7 million higher in 2021 due to higher waste mined ahead of the transition of mining to Phase 5.

•

Mining costs in 2021 were $2.24 per tonne of material mined[13] versus $1.80 per tonne of material mined in 2020. The increase was mainly due to lower material mined, which resulted from changes in mine design and a reduction in open-pit workforce levels to manage COVID-19, as well as higher mining costs. The increase in mine operating cost was mainly from COVID-19 related costs and higher consumables prices as well as higher fuel and tire consumption rates due to higher cycle times related to the current mining strategy.

•

Milling costs in 2021 were $7.13 per tonne of ore treated[13] versus $6.35 per tonne of ore treated in 2020. The increase was from higher milling costs and 2.7% lower milled ore. The higher milling costs mainly resulted from bringing forward a maintenance shutdown from 2022 and processing harder ore compared to 2020.

•

G&A costs in 2021 were $3.99 per tonne of ore treated[14] versus $3.11 per tonne of ore treated in 2020. The increase was mainly due to higher insurance, higher COVID-19 related costs and higher support costs in preparation for the undercut.

•

Net cash generated from operating activities was $576.1 million in 2021 versus $40.9 million during 2020. This was primarily due to $0.9 billion higher revenue and lower interest paid as a result of a lower average LIBOR rate, partially offset by the impact of $17.7 million lower interest received on bank deposits and money market funds and $327.2 million higher taxes paid, which was driven by $356 million in payments made to the Government of Mongolia relating to the 2013 to 2015 and 2016 to 2018 tax assessments subject to international tax arbitration proceedings.

Q4’21 vs Q4’20

•

Revenue of $503.9 million in Q4’21 increased 24.4% from $405.1 million in Q4’20. Revenue increased due to 35.8% higher average copper prices and 54.5% higher gold sales volumes. Q4’21 production volumes of copper and gold decreased by 6.5% and 10.2% respectively, as a higher proportion of mill feed came from lower grade sources.

•

Income for the period was $207.3 million in Q4’21 versus $241.6 million in Q4’20, reflecting higher tax charges and total operating cash costs[15] offset by $98.8 million higher revenue. The increase in revenues reflects higher copper prices and gold volumes. There was a $19.7 million de-recognition of deferred tax assets in Q4’21 due to the utilisation of prior year tax losses (Q4’20: recognition of $86.1 million). The de-recognition in Q4’21 was due to the partial utilisation of 2016 losses against Q4’21 income, offset by an increase in temporary differences that relates primarily to tax depreciation on property, plant and equipment Income attributable to owners of Turquoise Hill in Q4’21 was $156.4 million ($0.78 per share) versus $159.9 million ($0.79 per share) in Q4’20.

•

Cost of sales of $181.4 million in Q4’21 increased 4.5% from $173.6 million in Q4’20, primarily driven by higher labour costs due to COVID-19 restrictions, higher prices for fuel and explosives and timing differences on maintenance activities.

•

Expenditures on property, plant and equipment Were $299.5 million in Q4’21 versus $263.0 million in Q4’20, comprised of $259.2 million (Q4’20: $237.5 million) in underground capital expenditure, including $57.8

13 Mining costs per tonne of material mined and milling costs per tonne of ore treated are non-GAAP ratios. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

14 G&A costs per tonne of ore treated is a supplementary financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

15 Total operating cash costs is a non-GAAP financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

December 31, 2021	Page | 9

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

million (Q4’20: $44.5 million) in underground sustaining capital expenditure as well as $40.3 million (Q4’20: $25.5 million) in open-pit sustaining capital expenditure.

•

Total operating cash costs[16] of $246.9 million in Q4’21 increased 24.9% from $197.7 million in Q4’20, primarily due to additional COVID-19 related costs, higher processing costs due to the harder ore being mined in Phase 4B and higher fuel prices.

•	Unit cost of sales of $2.39 per pound of copper sold[17] in Q4’21 increased 14.9% from $2.08 per pound of copper sold in Q4’20, reflecting an increase in unit fixed costs from lower metal production.

•

Oyu Tolgoi’s C1 cash costs of $0.73 per pound of copper produced[18] in Q4’21 decreased from $0.76 per pound of copper produced in Q4’20, primarily reflecting the impact of a $58.2 million increase in gold revenue.

•

All-in sustaining costs of $1.66 per pound of copper produced[18] in Q4’21 increased from $1.45 per pound of copper produced in Q4’20, driven by a $14.8 million increase in open-pit sustaining capital expenditure offset by the impact of the higher gold revenue.

•

Mining costs of $2.36 per tonne of material mined[18] in Q4’21 increased 27.4% from $1.85 per tonne of material mined in Q4’20. The increase was mainly driven by timing differences on maintenance activity, higher labour costs due to COVID-19 restrictions, and higher fuel and blast costs due to market price increases.

•

Milling costs of $7.19 per tonne of ore treated[18] in Q4’21 decreased 1.3% from $7.29 per tonne of ore treated in Q4’20. The decrease is due to higher milled ore partially offset by the impact of additional maintenance costs due to bringing forward a maintenance shutdown from 2022, higher labour costs due to COVID-19 restrictions, and higher fuel and explosive costs due to market price increases.

•

G&A costs of $3.90 per tonne of ore treated[19] in Q4’21 increased 19.0% from $3.28 per tonne of ore treated in Q4’20. The increase was mainly due to higher COVID-19 related costs and higher support costs associated with preparation for the undercut.

•

Net cash generated from operating activities was $149.4 million in Q4’21 versus $69.5 million in Q4’20, reflecting a $70.0 million improvement in cash generated from operating activities before interest and tax, which resulted from a $91.0 million increase in gross margin from increased sales revenue offset by $10.6 million higher operating expenses associated with the implementation of COVID-19 controls.

OYU TOLGOI

Operations, Safety Performance and COVID-19 Update

The Oyu Tolgoi open-pit and underground workforce posted an AIFR of 0.14 per 200,000 hours worked for the period ending December 31, 2021, the lowest full-year AIFR achieved to date.

During Q4’21, Mongolia continued to experience the impact of the ongoing COVID-19 pandemic. COVID-19 restrictions in Q4’21 adversely impacted both open-pit operations and underground development, and Oyu Tolgoi’s ability to maintain normal roster changes for workers remained challenged. This resulted in a further

16 Total operating cash costs is a non-GAAP financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

17 Cost of sales per pound of copper sold is a supplementary financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

18 C1 cash costs per pound of copper produced, all-in sustaining costs per pound of copper produced, mining costs per tonne of material mined and milling costs per tonne of ore treated are non-GAAP ratios. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

19 G&A costs per tonne of ore treated is a supplementary financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

December 31, 2021	Page | 10

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

$35 million increase in estimated underground development capital since September 30, 2021. The total cumulative increase to the Definitive Estimate (the confirmatory analysis of the underground project costs and schedule contained in MSS20) underground development capital cost due to the impacts of COVID-19 through the end of Q4’21 was $175 million. This increase includes the currently known, incremental, time-related costs of COVID-19 restrictions; however, it does not include any impacts arising from associated schedule delays or delayed commitments caused by the delays to approval of the full budget uplift which has now been approved by the OT LLC board of directors (OT LLC Board). A reforecast of cost and schedule for the remaining project scope is now expected in Q2’22. The Company continues to monitor COVID-19 related impacts and will update the market as appropriate.

Oyu Tolgoi continues to implement multiple COVID-19 controls at site, including maintaining 1.5 metres social distancing, always wearing masks, regular hand washing, sanitisation, and personnel temperature checks at all high traffic areas. The Oyu Tolgoi site maintains a 5-day mandatory isolation for workers prior to entering the mine site. In Ulaanbaatar, office-based employees are working under flexible work arrangements.

With the arrival of the Omicron variant of COVID-19, cases increased at site during early 2022, however shorter quarantine periods have been maintained and cases are being managed well. Some interruption to work progress is expected in Q1’22 as a result and the Company continues to monitor the situation.

Oyu Tolgoi concentrate shipment volumes to customers remained challenged during the quarter and above target inventory levels remained at the end of Q4’21. The challenges were mainly a continuation of the COVID-19 related Mongolia / Chinese border restrictions that resulted in force majeure being declared from March 30, 2021. Shipments to Chinese customers recommenced on April 15, 2021, and Oyu Tolgoi continues to work closely with Mongolian and Chinese authorities to manage any supply chain disruptions. The force majeure will remain in place until there are sufficiently sustained volumes of convoys crossing the border to ensure OT LLC’s ability to meet its on-going commitments to customers and to return onsite concentrate inventory to target levels.

Selected Operational Metrics

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	4Q 2021	4Q 2020	Change	Full Year 2021	Full Year 2020	Change

Open pit material mined (‘000 tonnes)	23,979	23,663	1.3%	84,983	97,694	(13.0%)

Ore treated (‘000 tonnes)	10,573	9,594	10.2%	39,124	40,200	(2.7%)

Average mill head grades:

Copper (%)	0.46	0.50	(8.0%)	0.50	0.46	8.7%

Gold (g/t)	0.38	0.41	(7.3%)	0.54	0.24	125.0%

Silver (g/t)	1.27	1.16	9.5%	1.26	1.18	6.8%

Concentrates produced (‘000 tonnes)	182.7	190.2	(3.9%)	749.6	693.1	8.2%

Average concentrate grade (% Cu)	21.3	21.9	(2.7%)	21.7	21.6	0.5%

Production of metals in concentrates:

Copper (‘000 tonnes)	38.9	41.6	(6.5%)	163.0	149.6	9.0%

Gold (‘000 ounces)	79	88	(10.2%)	468	182	157.1%

Silver (‘000 ounces)	238	231	3.0%	977	876	11.5%

Concentrate sold (‘000 tonnes)	165.9	181.5	(8.6%)	669.2	669.6	(0.1%)

Sales of metals in concentrates:

Copper (‘000 tonnes)	34.4	37.9	(9.2%)	139.4	137.8	1.2%

Gold (‘000 ounces)	102	66	54.5%	435	150	190.0%

Silver (‘000 ounces)	192	194	(1.0%)	783	760	3.0%

Metal recovery (%)

Copper	80.1	85.9	(6.8%)	82.8	79.6	4.0%

Gold	59.3	68.8	(13.8%)	68.4	58.6	16.7%

Silver	55.1	64.3	(14.3%)	61.6	56.4	9.2%

December 31, 2021	Page | 11

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Oyut Open-Pit Operations and Hugo North Underground

Despite the challenges to workforce levels, the full year 2021 copper production was 9.0% higher and gold production was 157.1% higher than 2020. This was primarily due to the mining of higher-grade ore sourced from Phase 4B. In 2021, the concentrator received approximately 1 million tonnes of material from the underground project.

During Q4’21, open-pit mining in Phase 4B neared completion and the majority of mill feed came from other phases and stockpile material. Consequently, both copper and gold production for Q4’21 was lower than Q4’20.

Mill throughput of 10.6 million tonnes in Q4’21 was higher than Q4’20 of 9.6 million tonnes primarily due to softer ore in the mill feed in the quarter.

The Oyu Tolgoi team continues to work to optimise the integrated mine plan with the goal of moving metal earlier in the 5-year window. The updated mine plan is expected in Q3’22, however updates will be provided earlier if the work is sufficiently developed to do so.

The underground project progressed well during Q4’21 with breakthrough of the service decline achieved and caving related development and construction continuing. MHS1 construction was completed in Q4’21. MHS1 commissioning and construction of the first on-footprint truck chute, a key enabler for production, was achieved in February 2022, and sustainable production is still expected in H1’23.

Although COVID-19 related restrictions continued to impact shaft activities, progress was made during the quarter. Shaft 4 sinking activities re-commenced in October 2021, with advancement now at 148 metres below ground level. Shaft 3 readiness works continued, with sinking commencement expected by the end of Q1’22. In response to slower than planned sinking rates at Shaft 4, a productivity improvement programme is underway, and outcomes will be applied to activities in both shafts.

Following progress in negotiations with the Government of Mongolia, all undercut readiness criteria were considered to be achieved on January 24, 2022 with the OT LLC Board having unanimously approved commencement of the undercut. On January 25, 2022, a ceremony was held at the mine site to coincide with the commencement of undercutting.

Ahead of the first drawbell blast, expected in Q3’22, development and construction work on the extraction level continues with drawbell drives in the initiation area being excavated, drawpoint construction underway and concrete roadways laid, as well as continued construction work on truck chutes supporting Panel 0.

Following undercut commencement in January 2022, Panels 1 and 2 are expected to be delayed due to COVID-19 related work restrictions impacting both Shafts 3 and 4 and underground development progress as well as changes to mining scope previously disclosed.

The table below provides the Company’s currently estimated key milestone dates as compared to corresponding milestone dates disclosed in the 2020 Oyu Tolgoi Technical Report (2020 OTTR):

Milestone	2020 OTTR	Actual or Currently Projected Dates
Start Undercut blasting	July 2021	January 2022 (Actual)
MHS 1 (including Crusher 1) commissioning	Q4’21	February 2022 (Actual)
First drawbell blasted	May 2022	Q3’22
Sustainable Production (sustainable cave propagation)	February 2023 (~30 drawbells active(1))	H1’23 (~ 21 drawbells active(1))
First drawbell Panel 2	Q4’24	H1’26
First drawbell Panel 1	H2’26	H1’27
Shaft 3 commissioned	H1’22	H2’23(2)
Shaft 4 commissioned	H1’22	H2’23(2)

December 31, 2021	Page | 12

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

(1)

Design refinements identified that a minor modification to undercut sequence following additional geotechnical assessment of cave initiation conditions, changed the estimated number of drawbells to reach critical hydraulic radius, which is the point at which sustainable production is anticipated to commence. Critical hydraulic radius is an estimated factor, based on the best available data but some variability in the exact number of drawbells needed to reach critical hydraulic radius could occur with the potential for the requirement to be more or less than 21 drawbells.

(2)	Delays to Shafts 3 and 4 remain materially aligned to the Company’s disclosure in Q4’21.

As at the end of Q4’21, cumulative* underground development progress was 63,418 equivalent metres (eqm) and cumulative* Conveyor to Surface advancement was 15,862 eqm.

Oyu Tolgoi Underground Project Development Progress Excluding Conveyor Declines**
Year	Total Equivalent Development (Km)	Lateral Development (Km)	Mass Excavation (‘000’ m3)
2016	1.6	1.5	3.0
Q1’17	1.0	0.8	5.2
Q2’17	1.4	0.9	9.2
Q3’17	1.4	1.2	8.3
Q4’17	2.2	1.9	8.9
2017	6.1	4.8	31.6
Q1’18	2.6	2.1	11.6
Q2’18	2.4	2.1	8.6
Q3’18	3.0	2.1*	23.3*
Q4’18	2.3	1.6	16.0
2018	10.3	7.9	59.5
Q1’19	3.2	2.3	21.4
Q2’19	3.2	2.4	19.3
Q3’19	3.6	3.2	11.4
Q4’19	4.8	4.5	9.0
2019	14.9	12.4	61.1
Q1’20	5.5	5.3	3.2
Q2’20	5.5	5.1	10.6
Q3’20	4.7	4.1	14.3
Q4’20	4.2	3.8	8.5
2020	19.9	18.4	36.6
Q1’21	3.5	2.9	13.5
Q2’21	1.7	1.2	11.6
Q3’21	2.2	1.8	8.1
Q4’21	3.3	2.7	14.9
2021	10.6	8.7	48.1
Total	63.4	53.7	240.1

Notes:

 Totals may not match due to rounding.

 *  Lateral development and mass excavation amounts for Q3’18 have been updated to reflect revised results.

** Excludes Conveyor Declines but includes sustaining capital development metres in the quarter.

Oyu Tolgoi Conveyor Decline Project Development Progress
Year	Total Equivalent Development (Km)	Lateral Development (Km)	Mass Excavation (‘000’ m3)
2016	0.0	0.0	0.0
Q1’17	0.1	0.1	0.0
Q2’17	0.4	0.4	0.2
Q3’17	0.9	0.9	0.5
Q4’17	0.9	0.8	0.5

December 31, 2021	Page | 13

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

2017	2.3	2.3	1.2
Q1’18	0.8	0.8	0.1
Q2’18	0.8	0.8	0.1
Q3’18	0.8	0.8	0.3
Q4’18	0.6	0.6	0.1
2018	3.0	3.0	0.6
Q1’19	0.8	0.8	0.8
Q2’19	0.9	0.9	0.8
Q3’19	0.9	0.7	4.9
Q4’19	1.1	0.7	8.3
2019	3.7	3.1	14.7
Q1’20	1.0	0.7	7.5
Q2’20	1.0	0.9	2.6
Q3’20	0.9	0.9	0.0
Q4’20	1.0	1.0	0.0
2020	4.0	3.6	10.1
Q1’21	0.8	0.8	0.0
Q2’21	0.7	0.6	3.2
Q3’21	0.6	0.6	1.6
Q4’21	0.7	0.3	10.2
2021	2.9	2.3	15.0
Total	15.9	14.2	41.7

Note: Totals may not match due to rounding.

The additional 2021 development cost impact of the known COVID-19 delays up to the end of 2021 is estimated to be approximately $175 million, and additional impacts are expected as COVID-19 restrictions persist into 2022, albeit at reduced levels. The Company continues to monitor the impacts associated with COVID-19 delays and other issues impacting the underground development capital estimate as well as the overall project schedule. The manager is reviewing the cost and schedule following undercut commencement and is expected to provide an update in Q2’22.

OT LLC spent $259.2 million on underground capital expenditure during Q4’21, including $57.8 million of underground sustaining capital expenditure. Total underground capital expenditure from January 1, 2016, to December 31, 2021, was approximately $5.4 billion, including $0.3 billion of underground sustaining capital expenditure. Underground capital expenditure on a cash basis includes VAT and capitalised management services payments but excludes capitalised interest. In addition, OT LLC had contractual obligations20 of $0.4 billion as at December 31, 2021. From the restart of project development in 2016 through December 31, 2021, Oyu Tolgoi has committed over $4.0 billion to Mongolian vendors and contractors.

Incremental Mine Design Refinements

Panel 1 and Panel 2 are the focus of additional study work, which will continue through to 2023. The study work includes:

●	Design optimisation for Panel 2
●	Design optimisation for Panel 1
●	Pillar recovery assessment

To support the mining studies, additional data is being collected via a surface and underground drilling programme. The focus of the drilling programme during Q4’21 was the northern part of Panel 1 and the southern part of Panel 2. Although drilling slowed during Q4’21, the study work remains broadly on schedule.

20 Contractual obligations is a non-GAAP financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

December 31, 2021	Page | 14

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Preliminary results from the ongoing Panel 2 mine design optimisation are expected in H1’22. The scope of this study includes a review of the base case, including optimisation of the extraction drive orientation and the undercut strategy, reducing exposure to caving-related risks. Risk reduction efforts could alter the mining sequence within panels which may result in movement of the metal profile. The initial focus is on the northern section of Panel 2, where additional data is already available and will be expanded to include the southern section in the latter part of 2022.

The Panel 1 and Pillar Recovery studies are scheduled for completion in early 2023.

FUNDING OF OT LLC BY TURQUOISE HILL

In accordance with the Amended and Restated Shareholders’ Agreement dated June 8, 2011 (ARSHA), Turquoise Hill has funded OT LLC’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, OT LLC must repay such amounts, including accrued interest, before it can pay common share dividends. As at December 31, 2021, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to OT LLC was $8.1 billion, including accrued interest of $2.2 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in OT LLC on behalf of state-owned Erdenes. These funded amounts earned interest at an effective annual rate of LIBOR plus 6.5% and were expected to be repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of OT LLC common share dividends. Erdenes also had the right to reduce the outstanding balance by making cash payments at any time. As at December 31, 2021, the cumulative amount of such funded amounts was $1.4 billion, representing 34% of invested common share equity, with unrecognised interest on such amounts of $1.0 billion. As announced on January 24, 2022, as part of the resolution of outstanding issues relating to the development of the Oyu Tolgoi underground project and the entering into of key agreements with the Government of Mongolia (the GoM Agreements), the Company agreed to waive in full the outstanding balance in relation to these funded amounts.

On December 30, 2021 the Parliament of Mongolia passed Resolution 103 to resolve the outstanding issues among the Company, Rio Tinto and the Government of Mongolia in relation to the implementation of Resolution 92 (see the section “Government Relations - Negotiations with Government of Mongolia” of this MD&A). Resolution 103 placed financing debt restrictions that will limit the Company’s ability to fund OT LLC with shareholder debt or to carry common share investments in OT LLC on behalf of Erdenes until sustainable production is achieved, which is currently expected in H1’23.

As at December 31, 2021, Turquoise Hill had $0.7 billion of available liquidity in the form of cash and cash equivalents, which, under current projections and together with the various sources of funding available to the Company under the Amended and Restated Heads of Agreement (the Amended HoA) dated as of January 24, 2022 between the Company and Rio Tinto International Holdings Limited (RTIH), are expected to provide the Company with sufficient liquidity and resources to meet its minimum obligations for a period of at least 12 months from the balance sheet date of December 31, 2021.

The Amended HoA replaced the prior Heads of Agreement, entered into on April 9, 2021, which itself replaced the non-binding Memorandum of Understanding that Rio Tinto and Turquoise Hill entered into on September 9, 2020. The Amended HoA is binding and delineates a comprehensive funding arrangement (the Funding Plan) to address the Company’s estimated incremental funding requirement.

Key elements of the Amended HoA include:

•	Pursuing the rescheduling of principal repayments of existing debt (Re-profiling) to potentially reduce the base case funding requirement by up to $1.7 billion;
•	Seeking to raise up to $500 million of additional senior supplemental debt (SSD);

December 31, 2021	Page | 15

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•

Rio Tinto committing to provide a co-lending facility (Co-Lending Facility), incremental to the Re-profiling and the SSD, of up to $750 million to be made available once sustainable production has been achieved;

•

Rio Tinto committing to provide a short-term secured advance (RT Advance) directly to the Company by way of one or more secured advances up to a maximum of $300 million, which would be available during the debt funding restriction period identified in Resolution 103 and would be indirectly repaid out of the proceeds of the $750 million Co-Lending Facility; and

•

The Company agreeing to conduct an equity offering in a form of its choosing of at least $650 million (Initial Equity Offering) (including a Rio Tinto pro rata participation) by no later than August 31, 2022.

Under the current base case assumptions, additional equity in excess of the initial $650 million would not be required if the Re-profiling, SSD and Co-Lending Facility are fully successful. In addition, the Amended HoA provides that, if necessary, Turquoise Hill could be required to raise up to a total of $1.5 billion (less the amount raised in the Initial Equity Offering) via equity in a form of its choosing.

The requirement of Rio Tinto to advance funds under the Co-Lending Facility is subject to a number of conditions precedent set out in the Amended HoA, including, among others: that certain undertakings provided by the Company in favour of the Oyu Tolgoi project finance lenders be amended to cover the Co-Lending Facility; that terms of the Oyu Tolgoi project finance agreements with respect to a “Sponsor Senior Loan” not be amended in any material respect; the absence of new material claims and proceedings against Turquoise Hill or Rio Tinto that could adversely impact the funding elements of the Amended HoA; the absence of a material adverse change and of a “Suspensive Event” as defined under the Oyu Tolgoi project finance agreements, and operations at Oyu Tolgoi not having been suspended for certain defined periods of time; and all relevant third party approvals and consents having been obtained. The requirement of Rio Tinto to advance funds under the RT Advance is also subject to a number of conditions precedent set out in the Amended HoA substantially similar to those applicable to the Co-Lending Facility. The foregoing list of conditions does not purport to be exhaustive, and investors should refer to a copy of the Amended HoA as filed on the SEDAR and EDGAR profiles of the Company.

In light of the financing debt restrictions in Resolution 103, until sustainable production is achieved (currently expected in H1’23), OT LLC’s estimated funding requirements are expected to be addressed by cash on hand at OT LLC, the Re-profiling and a pre-paid copper concentrate sale arrangement between Turquoise Hill and OT LLC.

Assuming successful completion of the above elements, the Company currently estimates it can address its $3.4 billion incremental funding requirement within the new timing framework of the Amended HoA, which sets a target date for the Re-profiling of no later than December 31, 2022 and an outside date for the SSD and Co-Lending Facility to the earlier of the three months following the lifting of the debt restrictions under Resolution 103 and December 31, 2023.

Successful implementation of the Amended HoA is subject to achieving alignment with relevant stakeholders in addition to Rio Tinto (including existing lenders, any potential new lenders and the Government of Mongolia), market conditions and other factors. However, non-fulfilment of any of the conditions precedent identified in the Amended HoA would also adversely affect the ability of the Company and OT LLC to obtain additional funding or re-profile existing debt as contemplated within the timeframe set out in the Amended HoA. The Company is in discussions with Rio Tinto regarding implementation of the Amended HoA as well as its residual funding requirements. In addition, given the uncertainties outlined above, the Company is currently assessing alternatives in the event that the timeline as outlined in the Amended HoA is not achieved.

Turquoise Hill’s liquidity outlook will continue to be impacted, either positively or negatively, by various factors, many of which are outside the Company’s control, including:

•	Successful implementation of the Amended HoA;
•	Changes in commodity prices and other market-based assumptions;
•	Open-pit operating performance as well as the successful implementation (or otherwise) of ongoing optimisation efforts;

December 31, 2021	Page | 16

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•	Further and/or unanticipated impacts on operations and underground development related to the COVID-19 pandemic as well as the economic, commercial and financial consequences thereof; and
•

The outcomes of Turquoise Hill’s and Rio Tinto’s ongoing engagement with various Mongolian governmental bodies as the Mongolian Government implements Resolution 103, as discussed in the “Negotiations with the Government of Mongolia” section of this MD&A below.

Turquoise Hill continues to monitor its liquidity outlook and will provide updates as and when circumstances require.

As noted above, Turquoise Hill currently estimates its base case incremental funding requirement to be $3.4 billion (September 30, 2021: $3.6 billion), taking into consideration:

•	Metal price assumptions for copper and gold over the incremental funding period, as delineated in the table below;
•	The Definitive Estimate, which estimated a development capital cost of $6.75 billion;
•

The additional cost impacts of COVID-19, including the known development cost impact up to the end of 2021 of approximately $175 million. Additional impacts are expected as COVID-19 restrictions persist into 2022, albeit at reduced levels. The Company continues to monitor the impacts associated with COVID-19 delays and other issues impacting the underground development capital estimate as well as the overall project schedule;

•	The current forecast of sustainable production for Panel 0, which is H1’23;
•	The current forecast of delays to Shafts 3 and 4 (for further information, see the “Oyut Open-Pit Operations and Hugo North Underground” section of this MD&A above); and
•

The impact of the open-pit mine redesign in response to previously reported geotechnical events, resequencing of open-pit ore phases due to the delayed commencement of the undercut as well as the impacts of COVID-19 on the open-pit waste movement (for further information, see the “Oyut Open-Pit Operations and Hugo North Underground” section of this MD&A above).

The specific metal price assumptions used in determining the base case incremental funding gap are as follows:

Year	Copper ($ / pound)	Gold ($ / troy ounce)

2022	4.22	1,816

2023	4.06	1,789

2024	3.83	1,708

Within the base case funding requirement are $1.8 billion of scheduled principal repayments, which the Company is attempting to re-profile.

The decrease in the Company’s estimated incremental funding requirements to $3.4 billion as at December 31, 2021 (September 30, 2021: $3.6 billion) is primarily the result of updates to metal price assumptions.

Additionally, Turquoise Hill currently estimates its base case incremental funding will continue to be influenced, either positively or negatively, by various factors over the incremental funding period, many of which are outside the Company’s control, including:

•

Any further revisions to the amount of development capital required to ramp-up the underground mine production from the Definitive Estimate of $6.75 billion plus the additional $175 million in known COVID-19 related costs at December 31, 2021;

•

The timing of sustainable production and ramp-up profile and their impact on cash flows including any further COVID-19-related delays (for further information, see the “Oyut Open-Pit Operations and Hugo North Underground” section of this MD&A above);

•

The outcomes of Turquoise Hill’s and Rio Tinto’s ongoing engagement with various Mongolian governmental bodies to resolve remaining outstanding items relating to the Government of Mongolia’s implementation of Resolution 103 as discussed in the “Negotiations with the Government of Mongolia” section of this MD&A below;

December 31, 2021	Page | 17

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•	Changes to the amount of cash flow expected to be generated from open-pit operations, net of underground and open-pit sustaining capital requirements;
•	Further and/or unanticipated impacts on operations and underground development related to the COVID-19 pandemic as well as the economic, commercial and financial consequences thereof; and
•

Changes in expected commodity prices and other market-based assumptions (upside and downside pricing sensitivities would have, respectively, a favourable or unfavourable impact on the base case incremental funding requirement).

More generally, any changes in the above factors will impact the incremental funding requirement and, as a result, the actual quantum of incremental funding required may be greater or less than the $3.4 billion base case estimate, and such variance may be significant. See the sections “Risks and Uncertainties” and “Forward-Looking Statements and Forward-Looking Information” in this MD&A.

GOVERNMENT RELATIONS

Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in OT LLC. The remaining 34% interest in OT LLC is held by Erdenes. Turquoise Hill was obliged to fund Erdenes’ share of Oyu Tolgoi’s funding requirements until September 2016, and Erdenes’ share of the capital costs and operating costs of the underground mine until September 2021 under the ARSHA and the Oyu Tolgoi Underground Mine Development and Financing Plan (UDP) entered into on May 18, 2015 between, among others, the Company, the Government of Mongolia, Erdenes and OT LLC.

Underground construction recommenced in May 2016 when OT LLC received the final requirement for the restart of underground development: formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto (as project manager) and OT LLC. Approval followed the signing of the UDP in May 2015 and the signing of a $4.4 billion project finance facility in December 2015. Development had been suspended in August 2013 pending resolution of matters with the Government of Mongolia.

Turquoise Hill’s investment in the Oyu Tolgoi mine is governed by the 2009 Investment Agreement among Turquoise Hill, the Government of Mongolia, OT LLC and an affiliate of Rio Tinto (Investment Agreement or IA). The Investment Agreement framework was authorised by the Mongolian Parliament and was concluded after 16 months of negotiations. It was reviewed by numerous constituencies within the Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement, the ARSHA and the UDP has allowed for the development of the Oyu Tolgoi mine in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from the Oyu Tolgoi mine open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

Oyu Tolgoi Special Committee Independent Consulting Group Report

As previously disclosed by the Company, a special committee of Turquoise Hill’s board of directors, comprised solely of independent directors of the Company (the Special Committee), has been independently reviewing the construction delays and cost overruns that were disclosed to Turquoise Hill by Rio Tinto OT Management Limited, a subsidiary of Rio Tinto, (Rio Tinto Manager) and publicly announced by the Company and Rio Tinto in July 2019. The Special Committee was formally constituted in December 2020 to carry out this review.

Also, as announced on December 1, 2020, the OT LLC Board established a special board committee (the OT Special Committee) comprised of two representatives of Erdenes and two representatives of the Company to investigate the causes of the increase in cost and schedule extension to the underground development of Oyu

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Tolgoi during the period between the 2016 Mongolian Statutory Study21 (previously referred to as the “2016 Feasibility Study”) and the Definitive Estimate. The OT Special Committee commissioned a report from a group of consultants (the Independent Consulting Group or ICG), to conduct the review on behalf of the OT Special Committee. The work of the ICG did not include any analysis of the legal rights of OT LLC with respect to the role of Rio Tinto Manager or assess whether the conduct of Rio Tinto Manager failed to meet the standards of performance under the management agreement.

On July 31, 2021, ICG released its report (the ICG Report) and on August 9, 2021, Turquoise Hill announced that it was reviewing the ICG Report.

Following the release of the ICG Report, the plaintiffs in class action proceedings against the Company, previously commenced in the United States District Court for the Southern District of New York, and in a parallel Canadian class action before the Superior Court of Québec amended their complaints to include certain allegations concerning statements made in the ICG Report in support of their claims.

Since the release of the ICG Report, the Special Committee continued to carry out its review of project cost overruns and schedule delays and the performance of Rio Tinto Manager. This work has been performed in parallel with the work of the Company’s independent directors in overseeing the negotiations of a comprehensive agreement with the Government of Mongolia and the Amended HoA.

In connection with the Company’s negotiations with Rio Tinto with respect to the agreements with the Government of Mongolia and the Amended HoA, the Special Committee has sought to achieve a comprehensive solution that allows all parties to move forward in a manner that advances the development of the project for the benefit of all stakeholders, including the Mongolian people and Turquoise Hill’s shareholders.

In assessing whether the terms of the agreements with the Government of Mongolia and Amended HoA should be recommended for approval by the board of directors of the Company (the Board of Directors), the Special Committee, with the advice of external advisors, considered the following non-exhaustive list of considerations: the proposed agreements with the Government of Mongolia and the Amended HoA; views expressed by the Government of Mongolia and various minority shareholders with respect to Rio Tinto Manager’s performance; Rio Tinto’s position with respect to Rio Tinto Manager’s performance; inherent risks in large underground project development; and the terms of the agreements between the Company, OT LLC, and Rio Tinto, including those which establish a “gross fault” standard for liability for Rio Tinto Manager and the absence of guarantees with respect to project cost or time for completion.

The Special Committee further considered the significant benefits of resolving all matters amongst the parties, including enabling the parties to proceed with the undercut, avoiding further delays that would likely arise if the parties were unable to resolve outstanding issues and the additional costs and potential value destruction of such delays as well as the value of the concessions offered by Rio Tinto in amending the terms of the HoA. After weighing these and other considerations, the Special Committee determined that it would be in the best interests of the Company to obtain a comprehensive resolution of outstanding issues between all parties involved in the Oyu Tolgoi underground project that enables the project to move forward. The Special Committee recommended to the Board of Directors that the Company accept the terms in the Amended HoA and not assert any claims of breach of any obligation of Rio Tinto or its affiliates under any agreement between the Company or any of its subsidiaries and Rio Tinto or any of its affiliates based on facts available to and known by the Company as of the date of the Amended HoA.

21 The 2016 Mongolian Statutory Study is neither a “feasibility study” within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101) nor as defined under the CIM (Canadian Institute of Mining, Metallurgy and Petroleum) Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council (CIM Definition Standards).

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Negotiations with Government of Mongolia

In Q4’21, negotiations between Turquoise Hill, Rio Tinto and various Mongolian governmental bodies continued to progress towards resolution of the outstanding items necessary to enable undercut commencement including approval for registration of the updated Resources and Reserves (RR19) through the Minerals Council of Mongolia in Q4’21 and submission for assessment of the updated Mongolian Statutory Study (MSS20)22.

On December 13, 2021 Rio Tinto and the Company made a joint offer to the Government of Mongolia with the aim of resetting the relationship and allowing all parties to move forward together. Subsequently on December 30, 2021 the Mongolian Parliament passed Resolution 103 that aimed to improve the benefits to Mongolia from the Oyu Tolgoi project and set out a number of required measures to resolve the outstanding issues in relation to Parliamentary Resolution 92.

In parallel, on December 30, 2021, the OT LLC Board approved the operating programme and budget for OT LLC’s 2022 financial year, consisting of over $780 million related to commitments to enable the Oyu Tolgoi underground project to continue to progress towards undercutting, sustainable production and ramp-up.

On January 24, 2022, the Company announced that it had successfully reached a mutual understanding for a renewed partnership with the Government of Mongolia and that the OT LLC Board had unanimously approved the commencement of the undercut, namely the commencement of blasting that will start the Oyu Tolgoi underground mine production and the full Definitive Estimate underground development budget of $6.75 billion.

The decision to approve the undercut represented a reset of the relationship with the Government of Mongolia with a view to delivering economic benefits to all stakeholders including the people of Mongolia and followed resolution of many of the conditions required in Resolution 103 including:

•	Turquoise Hill agreeing to waive in full the US$2.4 billion carry account loan of Erdenes. See the section “Funding of OT LLC by Turquoise Hill” in this MD&A;
•	Improved cooperation with Erdenes in monitoring the Oyu Tolgoi underground development and enhancing environment, social and governance (ESG) matters;
•	The approval of the ESA; and
•	The establishment of a funding structure at OT LLC that does not incur additional loan financing prior to sustainable production for Panel 0 (expected in the first half of 2023).

The Company continues to work with the Government of Mongolia and Rio Tinto to finalise the remaining outstanding measures of Resolution 103, namely the formal termination of the UDP and resolution of the outstanding OT LLC tax arbitration.

On January 25, 2022, undercutting commenced with a celebration on site to mark the occasion, with dignitaries from the Government of Mongolia as well as Rio Tinto and Turquoise Hill in attendance.

Oyu Tolgoi Mine Power Supply

OT LLC currently sources power for the Oyu Tolgoi mine from China’s Inner Mongolian Western Grid, via overhead power line, pursuant to back-to-back power purchase arrangements with Mongolia’s National Power Transmission Grid (NPTG), the relevant Mongolian power authority, and Inner Mongolia Power International Cooperation Co., Ltd (IMPIC), the subsidiary of Inner Mongolia’s power grid company.

OT LLC is obliged under the Investment Agreement to secure a long-term domestic source of power for the Oyu Tolgoi mine. The Power Source Framework Agreement (PSFA) entered into between OT LLC and the

22 Previously referred to as “OTFS20”. MSS20 is neither a “feasibility study” within the meaning of NI 43-101 nor as defined under the CIM Definition Standards.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Government of Mongolia in December 2018 provided a binding framework and pathway for long-term power supply to the Oyu Tolgoi mine.

In June 2020, OT LLC and the Government of Mongolia entered into an amendment to the PSFA (PSFA Amendment) to reflect their agreement to jointly prioritise and progress a Government of Mongolia funded, owned and operated power plant at Tavan Tolgoi, in accordance with and subject to agreed milestones, as the domestic source of power for the Oyu Tolgoi mine.

The PSFA Amendment provided that if certain agreed milestones are not met in a timely manner, OT LLC would be entitled to select from, and implement the alternative power solutions specified in the PSFA Amendment, including a coal-fired power plant at Oyu Tolgoi, the Mongolian grid or a primary renewables solution, and the Government of Mongolia would be obliged to support such decision.

The three PSFA Amendment milestones were not met by the original dates of March 1, 2021, March 31, 2021, and July 1, 2021.

On January 26, 2022, OT LLC entered into the ESA with, amongst others, Southern Region Electricity Distribution Network to provide OT LLC with power from the Mongolian grid. Power will be delivered pursuant to the ESA once certain technical conditions are satisfied.

The ESA has a term of 20 years from the date on which supply commences and provides a pathway to meeting OT LLC’s long-term power requirements from domestic power sources.

While the Mongolian grid undergoes an upgrade to be in a position to provide stable and reliable power to the Oyu Tolgoi mine, OT LLC will continue to import its power from Inner Mongolia, China. An agreement in-principle has been reached between NPTG and IMPIC for a three-year fixed term extension to 2026, potentially followed by an extension to up to 2030, if required. The outstanding commercial terms are in the process of being finalised.

Oyu Tolgoi Tax Assessments

On January 16, 2018, Turquoise Hill announced that OT LLC had received and was evaluating a tax assessment for approximately $155 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the Mongolian Tax Authority (MTA) relating to an audit on taxes imposed and paid by OT LLC between 2013 and 2015 (the 2013 to 2015 Tax Assessment). In January 2018, OT LLC paid an amount of approximately $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

On February 20, 2020, the Company announced that OT LLC would be proceeding with the initiation of a formal international arbitration proceeding in accordance with dispute resolution provisions within Chapter 14 of the Investment Agreement and Chapter 8 of the UDP. The dispute resolution provisions call for arbitration under the United Nations Commission on International Trade Law (UNCITRAL) seated in London before a panel of three arbitrators. By agreeing to resolve certain matters within the 2013 to 2015 Tax Assessment dispute under UNCITRAL Arbitration Rules, both parties have agreed that the arbitral award shall be final and binding on both parties and the parties shall carry out the award without delay.

On December 23, 2020, Turquoise Hill announced that OT LLC had received and was evaluating a tax assessment for approximately $228 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the MTA relating to an audit on taxes imposed and paid by OT LLC between 2016 and 2018 (the 2016 to 2018 Tax Assessment). Most of the matters raised in respect of the 2016 to 2018 Tax Assessment are of a similar nature to the matters that were raised in the 2013 to 2015 Tax Assessment. The MTA also proposed a $1.4 billion adjustment to the balance of OT LLC’s carried forward tax losses. The adjustments are to disallow or defer certain tax deductions claimed in the 2016 to 2018 years.

On January 11, 2021, Turquoise Hill announced that OT LLC had completed its evaluation of the 2016 to 2018 Tax Assessment claim and confirmed that OT LLC had given notice of its intention to apply to the UNCITRAL tribunal to amend its statement of claim to include certain matters raised in the 2016 to 2018 Tax Assessment. OT LLC’s application to include these matters in the pending arbitration for the 2013 to 2015 Tax Assessment

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

was accepted. In addition to those matters included within the statement of claim, there are certain limited tax matters included in the 2013 to 2015 and 2016 to 2018 Tax Assessments, which are being addressed in local Mongolian tax courts. As there is less certainty with respect to the resolution of these matters, the Company has accrued for certain amounts and has also adjusted its loss carry forwards.

In February 2021, OT LLC received notices of payment totalling approximately $228 million (which were converted from Mongolian Tugrik to U.S. dollars at the exchange rate on those dates) relating to amounts disputed under the 2016 to 2018 Tax Assessment, and in March 2021, OT LLC received notices of payment totalling $126 million (which were converted from Mongolian Tugrik to U.S. dollars at the exchange rate on those dates) relating to amounts disputed under the 2013 to 2015 Tax Assessment. Under the Mongolian General Tax Law, the amounts were due and paid by OT LLC within 10 business days from the dates of the notices of payment. Under the same legislation, OT LLC would be entitled to recover the amounts, including via offset against future tax liabilities, in the event of a favourable decision from the relevant dispute resolution authorities.

On May 3, 2021, the Company announced that the Government of Mongolia filed its statement of defence together with a counterclaim (GOM Defence and Counterclaim) in relation to the tax arbitration proceeding. Turquoise Hill was not a party to the arbitration, but the GOM Defence and Counterclaim requested that the arbitral tribunal add both the Company and a member of the Rio Tinto Group as parties to the tax arbitration. The principal thrust of the GOM Defence and Counterclaim is to seek the rejection of OT LLC’s tax claims in their entirety. As part of the counterclaim, the Government of Mongolia also makes assertions surrounding previously reported allegations of historical improper payments made to Government of Mongolia officials and seeks unquantified damages. Also, in the event OT LLC’s tax claims are not dismissed in their entirety, the Government of Mongolia is seeking in the counterclaim an alternative declaration that the Investment Agreement is void.

The Company denied the allegations relating to it in the GOM Defence and Counterclaim and filed a submission to the arbitral tribunal to oppose the Government of Mongolia’s request that it be added to the tax arbitration. As announced by the Company on January 17, 2022, following a hearing on this issue, the arbitral tribunal issued a ruling deciding that Turquoise Hill not be added as a party to the arbitration.

As described above, Resolution 103 authorised certain measures to be completed by the Government of Mongolia in order for Resolution 92 to be considered formally implemented. As announced on January 24, 2022, the Company remains committed to continue to work with the Government of Mongolia and Rio Tinto to finalise the remaining outstanding matters of Resolution 103, including resolution of the outstanding tax arbitration.

The Company remains of the opinion that the tax positions adopted by OT LLC in its tax filings were correct and that OT LLC has paid all taxes and charges required under the Investment Agreement, the ARSHA, the UDP and Mongolian law.

On February 11, 2022, the arbitral tribunal issued a Partial Award confirming its earlier ruling that Turquoise Hill not be added as a party to the tax arbitration. On the same day, at the request of the parties to the tax arbitration, the arbitral tribunal issued an order suspending the tax arbitration for six months (until August 11, 2022) or until 21 days from when the tribunal receives notice from OT LLC or the Government of Mongolia to terminate the suspension.

Anti-Corruption Authority Information requests

On March 1, 2022, OT LLC notified the Company that it received a letter from the Mongolian Anti-Corruption Authority requesting certain documents and information relating to an investigation regarding the underground construction work. The Company has no further details at this time and will update the market as appropriate.

CLASS ACTION COMPLAINTS

In October 2020, a class action complaint was filed in the U.S. District Court, Southern District of New York against the Company, certain of its current and former officers as well as Rio Tinto and certain of its officers.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The complaint alleges that the defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of the development of Oyu Tolgoi in violation of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act) and Rule 10b-5 thereunder. Under the schedule established by the court, a first amended complaint was filed on March 16, 2021, and a second amended complaint was filed on September 16, 2021. Defendants moved to dismiss the operative amended complaint on October 19, 2021, under Rule 12(b)(6) of the Federal Rules of Civil Procedure and the Private Securities Litigation Reform Act of 1995, for failure to state a claim. As of December 17, 2021, the motion is fully briefed and pending before the Court. The Company believes that the complaint against it is without merit.

In January 2021, a proposed class action was initiated in the Superior Court in the District of Montreal against the Company and certain of its current and former officers. An amended complaint was filed on July 27, 2021 which did not substantially alter the claim. The claim alleges that the Company and its current and former officers named therein as defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of the development of Oyu Tolgoi, in violation of, among other things, sections 225.8, 225.9 and 225.11 of the Securities Act (Quebec). On January 7, 2022 the plaintiff re-amended the claim to include allegations relating to developments arising since the previous amended complaint was filed. The Company and the other defendants expect to produce their evidence to contest certification of the class action at the end of March 2022. No hearing has been scheduled yet. The Company believes that the complaint against it is without merit and is preparing to defend the application for leave and certification of the proceeding.

See the risk factor titled “The Company may be subject to public allegations, regulatory investigations or litigation that could materially and adversely affect the Company’s business” in the “RISKS AND UNCERTAINTIES” section of this MD&A.

CORPORATE ACTIVITIES

Exploration

Turquoise Hill, through its wholly owned subsidiaries, Asia Gold Mongolia LLC, Heruga Exploration LLC and SGLS LLC, operates an exploration programme in Mongolia on licences that are not part of Oyu Tolgoi. Turquoise Hill owns three exploration licences: Bag and Od-2 in the Umnugobi province and Khatavch in the Dornogovi province.

In 2021, the team successfully completed field work on all three of its exploration licences. The field work was completed safely and efficiently, which is a remarkable achievement given the many challenges associated with the COVID-19 pandemic. During Q4’21, the results from the geophysical survey at Bag and Od-2 were received. The results identified two potential drill targets that will be followed up in 2022. Also during Q4’21, the team completed field work at Khatavch. The results of this work show several areas of interest which will be followed-up via further mapping, sampling, and high-resolution ground magnetics in 2022.

As part of Turquoise Hill’s exploration growth strategy, the team continues to pursue other land opportunities. During Q4’21, the exploration team reviewed a total of 154 land areas that were made available for tender by the Mineral Resources and Petroleum Authority of Mongolia. To date, none of the declared areas have been of interest due to unfavourable geological terrains and/or mineralisation style.

Executive Appointment

On March 4, 2021, the Company announced the resignation of its Chief Executive Officer, Ulf Quellmann, effective March 3, 2021 and the appointment of Steve Thibeault as Interim Chief Executive Officer. Mr. Quellmann also resigned as a director of the Company, and Mr. Thibeault was appointed as a director.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

INCOME AND OTHER TAXES

The Company recorded an income statement charge of $311.8 million for income and other taxes during 2021, compared with a credit of $306.4 million in 2020. Income and other taxes include adjustments to deferred tax assets in Mongolia and Canada, in addition to withholding taxes accrued and current tax payable.

Adjustments to deferred tax assets resulted in income statement charges within income and other taxes for 2021 of $277.8 million. During 2021, there was a decrease to the amount of Mongolian deferred tax assets recognised of $279.4 million and increase to Canadian deferred tax assets of $1.6 million.

Deferred tax assets relate to tax operating losses, accrued but unpaid interest expense on shareholder loans and other temporary differences. Recoverability of these losses was assessed against an estimate of future taxable profits. Movements in the deferred tax assets result from period end reassessments of recoverability and include adjustments to record potential deferred tax assets not recognised in previous periods.

The adjustment to the Mongolian deferred tax assets in 2021 represented a decrease of $308.3 million in the recognised deferred tax assets for prior year losses and other temporary differences, mainly related to property, plant and equipment. Operating losses and accrued but unpaid interest expense incurred by OT LLC during 2021 increased the recognised deferred tax assets by $28.9 million.

The adjustment to the previously recognised deferred tax asset for prior year losses and other temporary differences were due in part to the utilisation of prior year losses carried forward against taxable income in the year combined with the changes made to mine plan operating assumptions, which led to an increase in the amount of loss carry forwards and temporary differences estimated to expire unutilised. Updated mine plan assumptions during the year reflected the expected delays in sustainable production to the first half of 2023 and in commencement of production from Panel 2, and to a lesser extent Panel 1, driven by the forecast delay on Shafts 3 and 4 development that were announced in the third quarter results.

An effective tax rate of approximately 30% during 2021 arose as the Company reported income from continuing operations before tax of $992.9 million while recording in the same period a net income statement tax charge (inclusive of adjustments to deferred tax assets and accrued withholding taxes) of $311.8 million.

During 2020, there was an increase to the amount of Mongolian deferred tax assets recognised of $347.3 million and a reduction to Canadian deferred tax assets of $0.6 million.

The adjustment to the Mongolian deferred tax assets in 2020 represented an increase of $270.7 million in the recognised deferred tax assets for prior year losses and other temporary differences, mainly related to property, plant and equipment. In addition, operating losses and accrued but unpaid interest expense incurred by OT LLC during 2020 increased the recognised deferred tax assets by $76.6 million.

A negative tax rate of approximately 150% during 2020 arose as the Company reported income from continuing operations before tax of $188.2 million, while recording in the same period a net income statement tax credit (inclusive of adjustments to deferred tax assets and accrued withholding taxes) of $306.4 million.

Turquoise Hill’s effective tax rate represents the income statement charge or credit for income and other taxes as a percentage of income or loss from operations before taxes. It is possible for Turquoise Hill’s effective tax rate to be in excess of approximately 100%, primarily because of different tax jurisdictions applying different tax rates to intercompany loan interest, recognition of previously unrecognised deferred tax assets and/or de-recognition of deferred tax assets previously recognised.

Additional income statement information, including income and other taxes relating to OT LLC and the Company’s corporate operations is provided in Note 3 – Operating segment – to the consolidated financial statements.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Operating activities. Net cash generated from operating activities was $576.1 million in 2021 versus $40.9 million in 2020. Cash generated from operating activities before interest and tax was $1,210.8 million in 2021 versus $371.2 million in 2020, resulting from a $939.9 million increase in gross margin from increased sales revenue partially offset by higher operating costs.

Interest paid in 2021 was $276.4 million versus $316.8 million in 2020 due to a lower average LIBOR rate. Interest received in 2021 was $2.7 million versus $20.4 million in 2020, primarily due to lower funds invested in bank deposits and money market funds and the impact of the Company earning no interest in 2021 on its deposit with Rio Tinto under the Cash Management Services Agreement entered into on December 15, 2015 as part of project financing (CMSA), as the deposit was fully drawn during Q2’20. $361.0 million of income and other taxes were paid in 2021 versus $33.9 million in 2020. $356 million in payments made by OT LLC in Q1’21 related to the 2013 to 2015 and 2016 to 2018 Tax Assessments.

Investing activities. Cash used in investing activities was $957.2 million in 2021 versus $542.4 million in 2020, representing expenditures on property, plant and equipment of $996.9 million partly offset with proceeds from pre-production sales from the underground of $69.7 million. $29.9 million was spent by the Company in Q1’21 on the purchase of copper and gold put options to establish a synthetic copper and gold price floor in order to provide increased certainty around the Company’s liquidity horizon. Cash used in investing activities in 2020 reflects capital expenditure of $1.1 billion (net of pre-production proceeds of $26.1 million) offset by $511.3 million withdrawn from the Company’s CMSA deposit with Rio Tinto.

Financing activities. Cash used in financing activities in 2021 was $47.6 million, compared to $27.6 million in 2020, representing principal repayments made on the project finance facility and other payments made in relation to lease liabilities.

Liquidity

As at December 31, 2021, Turquoise Hill had consolidated cash and cash equivalents of approximately $0.7 billion (December 31, 2020: $1.1 billion) and consolidated working capital23 of negative $68.8 million (December 31, 2020: negative $123.1 million). The movement in consolidated working capital during 2021 was primarily due to higher inventories offset by lower receivables. These variances were largely a result of increased inventory towards the end of the year due to COVID-19 related border restrictions. Consolidated working capital is expected to remain negative while expenditure on underground development continues and associated payables are recorded.

Turquoise Hill manages liquidity risk by the preparation of internally generated short-term cash flow forecasts. These short-term cash flow forecasts consider the aggregation of non-cancellable obligations together with an estimation of future operating costs, financing and tax costs, capital expenditures and cash receipts from sales revenue. Among other things, the Company’s short-term cash flow forecasts at December 31, 2021 also gave consideration to:

•	Possible impacts of the COVID-19 pandemic, including the increase of $175 million to the estimate of underground development capital included in the Definitive Estimate;
•	The impact of expected first sustainable production for Panel 0 in H1’23;
•	The impacts of resequencing of ore phases of the open-pit mine and the open-pit geotechnical events disclosed earlier in the year as well as delayed open-pit waste movement;
•	The estimated impact on the timing of cash receipts resulting from the ongoing force majeure that was announced by the Company on March 30, 2021; and

23 Consolidated working capital is a non-GAAP financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•	Plans to access additional sources of funding under the Amended HoA where management consider implementation of those plans to be probable.

As at December 31, 2021, the Company had $0.7 billion of liquidity in the form of cash and cash equivalents. Sensitivity analyses are performed over the short-term cash flow forecasts including the impact of estimated commodity prices on cash receipts. Liquidity forecasts reflect management’s assessment of the probability of executing on the additional sources of funding included within the Amended HoA. The additional funding needed is expected to be provided through proceeds from the Initial Equity Offering as well as the Re-profiling. The Initial Equity Offering is considered by management to be probable. Management also considers the timeframe and acceptability of expected terms and conditions for the Re-profiling to be probable. However, if Re-profiling is delayed, the Company has access to the committed RT Advance of $300 million. On the basis of all of the foregoing, the Company believes that its $0.7 billion of available liquidity as at December 31, 2021, together with the various sources of funding available to the Company under the Amended HoA, should provide it with sufficient liquidity and resources to meet its minimum obligations for a period of at least 12 months from the balance sheet date of December 31, 2021, including its operations and capital expenditures, over the same period. Turquoise Hill also expects to access the incremental financing to sustain its operations and underground development beyond this period through further implementation of the Amended HoA (see “Funding of OT LLC by Turquoise Hill” of this MD&A).

Capital Resources

The Company considers its capital to be share capital and third-party borrowings. To effectively manage capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its strategic and operating needs.

In December 2015, OT LLC signed the $4.4 billion project finance facility for the purposes of developing the underground mine, of which $4.3 billion had been drawn down as at December 31, 2021. The additional $0.1 billion would be available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States. As of December 31, 2021, the full original net proceeds of $4.2 billion had been advanced to OT LLC24.

The project finance lenders have agreed to a debt cap of $6.0 billion thus allowing for the potential of an additional $1.6 billion of SSD to be raised in the future subject to meeting certain requirements relating to the tenor, amount and timing of debt service obligations of such SSD and other customary conditions. Under the project finance agreements, the $6.0 billion debt cap may be increased in connection with an expansion facility, which may include the construction of one of the alternative power solutions specified in the PSFA Amendment (see “Oyu Tolgoi Mine Power Supply” of this MD&A). The restrictions imposed by Resolution 103 on additional third party funding at OT LLC until achievement of sustainable production, which is currently expected in H1’23, means that SSD would not be drawn down until after sustainable production. However, negotiations with the project finance lenders can start before sustainable production is achieved.

OT LLC has notified the senior project finance lenders that the commencement of the undercutting for the underground mine in January 2022 may constitute an event of default under the Common Terms Agreement as a material amendment to the mine plan that existed at the time project finance was secured and could indirectly result in Oyu Tolgoi’s inability to meet the original project completion longstop date specified in the project finance agreements. The potential event of default would not impact the existing repayment schedule for project finance debt but would allow the project finance lenders to restrict further drawdown of debt. OT LLC has requested a waiver of this potential event of default.

The Company’s accumulated deficit as at December 31, 2021 was $2.9 billion, compared to $3.4 billion at December 31, 2020.

24 Please refer to Section – Our Business – on page 6 and to Section – RELATED-PARTY TRANSACTIONS – on page 50 of this MD&A.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

See also the section “Funding of OT LLC by Turquoise Hill” of this MD&A for a discussion of future capital requirements.

SHARE CAPITAL

As at December 31, 2021 the Company had a total of 201,231,446 common shares issued and outstanding.

COPPER, GOLD AND FOREIGN EXCHANGE MARKET COMMENTARY

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

Copper and Gold Markets

Copper price started Q4’21 strongly, rising above $10,500/t in mid-October, challenging the record-high set in May 2021. This happened as inventory was rapidly withdrawn from exchange warehouses globally. The cash-3M backwardation reached a record of greater than $1,000/t on October 20, 2021. Although spreads narrowed after temporary rule changes by the London Metal Exchange, the event highlighted tightness in spot market. Chinese smelters exported cathode in response to the backwardation, but volumes were muted with reports of only around 15kt delivered abroad. In November, concerns on availability of VAT invoice on copper cathode imports in China also increased Chinese domestic premiums. Despite a backdrop of COVID-19, rising inflation, logistical issues, and troubles in the Chinese property market, prices ended the year averaging at $9,774/t, 5% higher than the 2020 average. In 2022, fundamentals will continue to support high copper prices, notwithstanding the risk to economic growth posed by the new COVID-19 Omicron variant.

The 2022 benchmark treatment and refining charges (TC/RCs) were settled at $65/t and 6.5c/lb in December 2021. This represents a 9% increase on 2021 levels, the first rise in the benchmark TC/RCs in seven years. Spot activity was muted in Q4’21 as market participants focused on benchmark negotiations, and Chinese smelters were reportedly well stocked. Spot treatment charges (TCs) traded in the high $50s for most of Q4’21. Concerns over spread of Omicron and resultant impact on supply chains and mine supply disruptions amongst other factors could see potential near-term tightness on the concentrates market in 2022.

Gold prices traded sideways for most of Q4’21 averaging $1,800/oz for 2021 – a 13% drop from August 2020 when prices touched record-high of $2,067/oz. Physical demand for bars and coins were strong but exchange traded funds (ETFs) saw a net outflow over the course of 2021. With attention firmly turning to interest rate hikes this year, we expect gold prices to trend lower. However, stronger than anticipated inflation, or worsening geopolitical tensions, may help temper the downward price trend.

Foreign Exchange Rates

OT LLC’s sales are determined and settled in U.S. dollars and a portion of its expenses are incurred in local currencies. Short-term foreign exchange fluctuations could have an effect on Turquoise Hill’s operating margins; however, in view of the proportion of locally incurred expenditures, such fluctuations are not expected to have a significant impact on Turquoise Hill’s long-term financial performance.

OFF-BALANCE SHEET ARRANGEMENTS

With the exception of the Company’s power commitments disclosed within the section “Contractual Obligations” and “Oyu Tolgoi Mine Power Supply” of this MD&A, as at December 31, 2021, Turquoise Hill was not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a significant current or future effect on the results of the operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

CONTRACTUAL OBLIGATIONS

The following table summarises Turquoise Hill’s contractual obligations25 as at December 31, 2021.

(Stated in $000’s of dollars)	Payments Due by Period (4)
	Less than 1 year	1 - 3 years	4-5 years	After 5 years	Total

Project finance facility (1)	403,483	1,446,635	1,163,810	1,268,212	4,282,140
Purchase obligations (2)	370,544	12,961	-	-	383,505
Other obligations (3)	343,768	-	-	-	343,768
Power commitments	125,600	63,214	-	-	188,814
Lease liabilities	10,727	18,877	1,875	306	31,785
Decommissioning obligations	-	-	-	349,666	349,666
Total	1,254,122	1,541,687	1,165,685	1,618,184	5,579,678

(1)	These amounts relate to principal repayments on the project finance facility.

(2)	These amounts mainly represent various long-term contracts that include commitments for future development and operating payments for supply of engineering, equipment rentals and other arrangements.

(3)	These amounts include trade and other payables.

(4)

The columns are represented in dates as follows: 12 months to December 31, 2022; 24 months between January 1, 2023 and December 31, 2024; 24 months between January 1, 2025 and December 31, 2026; Beyond January 1, 2027.

The total of non-derivative financial liabilities is $4,567 million as at December 31, 2021 (December 31, 2020: $4,592 million). The total reported financial liability represents obligations that are non-cancellable.

CHANGES IN ACCOUNTING POLICIES

There were no changes in Turquoise Hill’s accounting policies during 2021.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires Turquoise Hill to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

The Company’s estimates identified as being critical are substantially unchanged from those disclosed in the MD&A for the year ended December 31, 2020.

A detailed summary of all of the Company’s significant accounting policies and the key sources of estimation uncertainty that have a risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next twelve months are included in Note 2 to the consolidated financial statements for the year ended December 31, 2021. While all of the key sources are important to the Company’s consolidated financial statements, the following key sources have been identified as being critical:

•	Going concern assessment;
•	Recoverable amount of property, plant and equipment;
•	Income taxes;
•	Reserves and resources;
•	Decommissioning costs;
•	Net realizable value of inventories; and

25 Contractual obligations is a non-GAAP financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 52 of this MD&A for further information

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•	Depletion and depreciation of property, plant and equipment.

Going concern assessment

The Company has made judgements, based on an internally generated short-term cash flow forecast, in concluding that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. Judgements and estimates are made in forming assumptions of future activities, future cash flows and timing of those cash flows, including cash flows relating to the financing plans in the Amended HOA whose implementation is probable in the next twelve months. Significant assumptions used in preparing the short-term cash flow forecast include, but are not limited to, short-term commodity prices, production volumes, reserves, operating costs, financing costs, development capital, and the announced equity offering. Changes to these assumptions could affect the estimate of the Company’s available liquidity and conclusion as to whether there are material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern.

Recoverable amount of property, plant and equipment

When an impairment review is undertaken, the recoverable amount is assessed by reference to the higher of value in use (VIU) and fair value less costs of disposal (FVLCD). The VIU is the net present value of expected future pre-tax cash flows from the relevant cash-generating unit in its current condition, both from continuing use and ultimate disposal. FVLCD is estimated either from the value obtained from an active market where applicable, or by using a discounted post-tax cash flow model based on detailed life-of-mine and/or production plans. FVLCD will always exceed VIU at Oyu Tolgoi because there is incremental value in its resources that cannot be included in a VIU assessment. Significant assumptions used in the discounted cash flow model include estimates of long-term commodity prices, discount rates, reserves and resources, operating costs, development capital, and scheduling and mine design.

These inputs are based on the Company’s best estimates of what an independent market participant would consider appropriate. Changes to these inputs may alter the results of the impairment test, the amount of the impairment charge recorded in the consolidated statement of income and the resulting carrying value of property, plant and equipment.

An indicator of impairment was identified during the year ended December 31, 2021, and an assessment of recoverable amount was undertaken as at December 31, 2021; refer to Note 13 of the Company’s consolidated financial statements for the year ended December 31, 2021.

Income taxes

The Company must make significant estimates in respect of the provision for income taxes and the composition of its deferred income tax assets and deferred income tax liabilities. The Company’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and can be subject to change. As a result, there are usually some tax matters in question which may, on resolution in the future, result in adjustments to the amount of current or deferred income tax assets or liabilities, and those adjustments may be material to the Company’s balance sheet and results of operations.

The Company recognises potential liabilities and records tax liabilities for uncertain tax positions based on its judgement of whether, and the extent to which, additional taxes will be due. The Company adjusts these liabilities as facts and circumstances change. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate, which could result in material adjustments to the consolidated financial statements. Refer to Note 23 of the Company’s consolidated financial statements for further information on tax matters between OT LLC and the Mongolian Tax Authority.

The Company assesses the recoverability of deferred tax assets at each reporting period-end based on future taxable income to determine the deferred tax asset to be recognised. Significant assumptions used to determine future taxable income include estimates for long-term commodity prices, reserves and resources, operating

December 31, 2021	Page | 29

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

costs, financing costs, development capital, and scheduling and mine design. Revisions to these estimates could result in material adjustments to the financial statements.

Reserves and resources

Mineral reserves and resources are based on various assumptions relating to operating matters set forth in NI 43-101. These include production costs, mining and processing recoveries, cut-off grades, long term commodity prices, inflation rates and the costs and availability of treatment and refining services for the metals mined. Cost estimates are based on feasibility study estimates and operating history. The Company estimates its mineral reserves and resources based on information compiled and reviewed by qualified persons as defined in accordance with NI 43-101 requirements.

Estimated mineral reserves and resources are used to determine the depreciation of property, plant and equipment; to account for capitalised deferred stripping costs; to perform, when required, assessments of the recoverable amount of property, plant and equipment; as an input to the projection of future taxable profits which support assessments of deferred income tax recoverability; and to forecast the timing of the payment of decommissioning obligations.

Decommissioning costs

The estimate of decommissioning costs is based on future expectations in the determination of closure provisions. Management makes a number of assumptions and judgements including estimating the amount of future reclamation costs and their timing, inflation rates and risk-free discount rates. These assumptions are formed based on environmental and regulatory requirements and the Company’s internal policies. The costs are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods in relation to the remediation of the Company’s existing assets could differ materially from their estimated undiscounted future value. Refer to Note 17 for the Company’s total decommissioning obligations recorded in the consolidated financial statements, the undiscounted values and the rate used to discount the liability.

Net realizable value of inventories

Inventory, including stockpiles of ore, are valued at the lower of weighted average cost and net realizable value (NRV). If ore stockpiles are not expected to be processed within the 12 months after the balance sheet date, they are included within non-current assets and NRV is calculated on a discounted cash flow basis over the planned processing timeframe for such ore. Evaluating NRV requires management judgement in the selection of estimates for, among other inputs, discount rate, price assumptions, timing of processing and costs to complete.

Depletion and depreciation of property, plant and equipment

Property, plant and equipment is the largest component of the Company’s assets and, as such, the depreciation of these assets has a significant effect on the Company’s financial statements.

Mining plant and equipment and other capital assets are depreciated over their expected economic lives using either the units of production method or the straight-line method. Depletion of each mineral property interest is provided on the units of production basis using estimated proven and probable reserves as the depletion basis. A change in the estimated useful life or residual value of a long-lived asset would result in a change in the rate of depreciation for that asset.

For long-lived assets that are depleted or depreciated over proven and probable reserves using the units of production method, a change in the original estimate of proven and probable reserves would result in a change in the rate of depletion or depreciation.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

RECENT ACCOUNTING PRONOUNCEMENTS

A number of new standards, and amendments to standards and interpretations, are effective as of January 1, 2021, and have been applied in preparing these consolidated financial statements. None of these standards and amendments to standards and interpretations had a significant effect on the consolidated financial statements of the Company.

Property, Plant and Equipment: Proceeds before Intended Use (Amendments to International Accounting Standards (IAS) 16): The amendment prohibits an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Under the amendment, the Company will be required to recognise the proceeds from selling such items, and the cost of producing those items, in the Consolidated Statement of Income (Loss).

This amendment is effective for the Company’s annual reporting periods beginning January 1, 2022 with retrospective application required as it relates to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2020. IAS 2 Inventories will apply to the identification and measurement of inventory produced. Identifying the related cost may require significant estimation and judgment in the selection of an appropriate method for allocating development expenditure to such inventory.

The impact of adjustments to amounts recorded within opening balances at January 1, 2020 will be to decrease the deficit reported within equity by $21 million and to increase capital work in progress within property, plant and equipment by $21 million. Upon adoption of the amendments for reporting periods starting from January 1, 2022, the restatement of the Company’s Consolidated Statement of Income and Consolidated Balance Sheet at December 31, 2021 will result in a $70 million increase to revenue, a $15 million increase in cost of sales and a $55 million increase to capital work in progress within property, plant and equipment.

None of the remaining standards and amendments to standards and interpretations, which have been issued but are not yet effective, are expected to have a significant effect on the consolidated financial statements of the Company.

RISKS AND UNCERTAINTIES

Turquoise Hill is subject to a number of risks due to the nature of the industry in which it operates, the present state of development of its business and the foreign jurisdictions in which it carries on business. The material risks and uncertainties affecting Turquoise Hill, their potential impact, and the Company’s principal risk-management strategies are subject to disclosure made elsewhere in this MD&A. See, in particular, the sections in this MD&A titled “OPERATIONAL OUTLOOK FOR 2022”, “OYU TOLGOI – Oyut Open-Pit Operations and Hugo North Underground”; “FUNDING OF OT LLC BY TURQUOISE HILL” and “GOVERNMENT RELATIONS” for more specific updates regarding, among other matters, the impact of COVID-19 on Turquoise Hill’s and Oyu Tolgoi’s operations, the anticipated size of future funding requirements and the status of discussions regarding details to implement various funding elements under the Amended HoA as well as various matters involving the Government of Mongolia. The following is a summary description of the material risks and uncertainties to which the Company is subject. Some of the following statements are forward-looking and actual results may differ materially from the results anticipated in these forward-looking statements. See also the Section of this MD&A titled “Forward-Looking Statements and Forward-Looking Information”. If any of such risks or risks not currently known to the Company actually occurs or materialises, the Company’s business, financial condition or results of operations could be adversely affected, even materially adversely affected.

The Company’s ability to carry out its activities in multiple jurisdictions, including Mongolia, is subject to various legal and political risks.

Although the Company expects that the Investment Agreement and the UDP (to the extent such agreement remains enforceable) should continue to bring significant stability and clarity to the legal, political and operating environment in which the Company will develop and operate Oyu Tolgoi, the Company remains subject to

December 31, 2021	Page | 31

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

various legal and political risks in Mongolia. In addition, the Government of Mongolia also owns a significant stake in OT LLC which holds the Oyu Tolgoi property.

There can be no assurance that the Company’s assets will not be subject to nationalisation, requisition, expropriation or confiscation, whether legitimate or not, by any authority or body. In addition, there can be no assurance that the political and economic policies of neighbouring countries, including China, in relation to Mongolia will not have adverse economic effects on the development of the Company’s mining projects, including its ability to access power, transport (including across borders) and sell its products and access construction labour, supplies and materials. There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the full value of the Company’s original investment or to compensate for the loss of the current value of the Mongolian projects. Insofar as the Government of Mongolia is a sovereign entity against which the terms of the Investment Agreement (and the UDP, to the extent such agreement remains enforceable) may take considerable time to enforce (if enforceable at all), this risk applies to Oyu Tolgoi despite the provisions of the Investment Agreement respecting nationalisation and expropriation. There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described herein, or that the principles agreed to under the GoM Agreements will be adhered to, including the principle that debt financing at the OT LLC level would be permitted after achievement of sustainable production for Panel 0 (currently expected in the first half of 2023). There can be no assurance that there would not be disputes resulting from multiple levels of corporate and/or governmental approvals and differing sophistication in relevant business and technical matters, inequality of bargaining power and incompatible strategic and economic objectives (both in the short term and the longer term) among the shareholders of OT LLC which could have a material adverse impact on the Company’s business prospects, results of operations and financial condition.

The Company carries out its activities in countries which may be affected in varying degrees by political stability, government regulations (including but not restricted to those related to the mining industry) and domestic or foreign investment therein, and by the policies of other nations in respect of these countries. Any changes in regulations, shifts in political conditions, outbreak of war or other hostilities are beyond the control of the Company and may adversely affect its business. The Company’s mining, exploration and financing activities may be affected to varying degrees by government regulations, or other political and administrative undertakings, including those with respect to restrictions on production, price controls, export controls, income and other taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. The Company may be subject to disputes or issues with customs officials or border crossings affecting the shipment of the Company’s products in jurisdictions in which it operates, and the ability of its customers to collect such products may arise and could have an adverse effect on the Company’s ability to collect and/or recognise revenue. In addition, in the various jurisdictions where the Company operates and finances its business activities (including Mongolia, China, U.S., Canada and Europe), the Company is subject to taxes (including income taxes and mining taxes) and it may from time to time be subject to disputes with tax authorities over the interpretation and application of existing tax legislation and/or computation of taxes owing to such jurisdictions. The Company also faces risks regarding future changes in the tax laws of such jurisdictions (and future changes in the way such tax authorities interpret and apply existing tax legislation) that could increase the amount of taxes owing. In this regard, in October 2021, members of the OECD/G20 Inclusive Framework on BEPS endorsed a “Two-Pillar Solution” designed to ensure that in-scope multinational enterprises are subject to a minimum tax rate of 15% and targeting certain “base-eroding” payments made in respect of developing countries. These proposals are not yet fully developed and their potential impact on the Company cannot be determined at this time. The Company’s activities may also be affected to varying degrees by terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.

Moreover, the legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing conventions and customs. Although legal title risks in respect of Oyu Tolgoi are believed to be significantly mitigated by the terms of the Investment Agreement, there may still be ambiguities, inconsistencies and anomalies in the other agreements, licences and title documents through which the Company holds its direct or indirect interests in other mineral resource properties in Mongolia, or the underlying legislation upon which those interests are based, which are atypical of more developed legal systems and which may affect the interpretation and enforcement of the Company’s rights and obligations. Many laws of certain of the countries in which the Company carries out its activities have been

December 31, 2021	Page | 32

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

enacted, but in many instances they are neither understood nor enforced and may be applied in an inconsistent, arbitrary and unfair manner due to the substantial administrative discretion granted to the responsible government officials or agencies, while legal remedies may be uncertain, delayed or unavailable. These laws or their enforcement by national, regional or local authorities can adversely affect, among other things, water access rights, operating costs resulting from unanticipated increases in tariff rates and overall assessment of risk. These uncertainties could limit the legal protections available to the Company. Even the Company’s best efforts to comply with applicable laws and regulations may not result in effective compliance in the determination of government representatives, which may have a material adverse impact on the Company and its share price. Accordingly, while the Company believes that it has taken the legal steps necessary to obtain and hold its property and other interests in Mongolia, there can be no guarantee that such steps will be sufficient to preserve those interests.

The Company may be limited in its ability to enforce the Investment Agreement and the ARSHA against Mongolia, a sovereign government.

The Investment Agreement imposes numerous obligations and commitments upon the Government of Mongolia that provide clarity and certainty in respect of the development and operation of Oyu Tolgoi, while the ARSHA sets out, among other things, certain rights and obligations of Erdenes and the Shareholder Holdcos, with respect to their ownership in, and the management of, OT LLC. Each of the Investment Agreement and the ARSHA include a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures. Nevertheless, if and to the extent that the Government of Mongolia does not observe the terms and conditions of the Investment Agreement and the ARSHA, there may be limitations on the Company’s ability to enforce the terms of the Investment Agreement and the ARSHA against the Government of Mongolia, which is a sovereign nation, regardless of the outcome of any arbitration proceeding.

Resolution 92, approved by the Mongolian Parliament in November 2019, mandated the Government of Mongolia to take necessary measures to ensure the benefits to Mongolia of Oyu Tolgoi, including comprehensive measures to improve the implementation of the Investment Agreement. Resolution 103 was approved by the Mongolian Parliament in December 2021 to resolve outstanding issues between the Company, Rio Tinto and the Government of Mongolia in connection with the implementation of Resolution 92. On January 24, 2022, the Company announced that it had successfully reached a mutual understanding of a renewed partnership with the Government of Mongolia and that the OT LLC Board had unanimously approved commencement of the undercut. The Company further announced the entering into of the GoM Agreements, which address the majority of the measures contemplated by Resolution 92.

If the terms of the Investment Agreement and/or the ARSHA cannot be enforced, Turquoise Hill would be limited in its ability to enforce its contractual rights and could be deprived of substantial rights and benefits arising from its investment in Oyu Tolgoi with little or no recourse against the Government of Mongolia for fair and reasonable compensation. Similarly, if the arrangements concluded pursuant to the GoM Agreements cannot be effectively enforced or if the Government of Mongolia does not abide by the terms of the GoM Agreements or wishes to revise their terms in a manner that is not in the best interests of the Company, it would be limited in its ability to enforce its contractual rights. Irrespective of the ultimate outcome of any potential dispute, any requirement to engage in discussions or proceedings with the Government of Mongolia, whether or not formal, would result in significant delays, expense and diversion of management’s attention. Such an outcome would have a material adverse impact on the Company and its share price.

Resolution 103 may not be considered by the Government of Mongolia as resolving all outstanding issues in a manner and on terms that are satisfactory to the Company.

Resolution 103 was approved by the Mongolian Parliament in December 2021 to resolve outstanding issues between the Company, Rio Tinto and the Government of Mongolia in connection with the implementation of Resolution 92. Resolution 92 was approved by the Mongolian Parliament in November 2019 and mandated the Government of Mongolia to take necessary measures to ensure the benefits to Mongolia of Oyu Tolgoi.

On January 24, 2022, the Company announced the entering into of the GoM Agreements, which address the majority of the measures to be completed for Resolution 92 to be considered formally implemented, including the write off of the carry account loan, improved cooperation with Erdenes in monitoring underground

December 31, 2021	Page | 33

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

development and enhancing ESG matters, the approval of the ESA, and the establishment of a funding at OT LLC that does not incur additional loan financing prior to sustainable production for Panel 0. The Company stated that it continues to work with the Government of Mongolia and Rio Tinto to finalise the remaining outstanding measures of Resolution 103, including the formal termination of the UDP and the resolution of the outstanding tax arbitration. As of the date hereof, the UDP has not been formally terminated and remains in effect.

If Resolution 103 is not deemed by the Government of Mongolia to resolve outstanding issues in a manner and/or on terms that are satisfactory to the Company, the Company could be limited in its ability to enforce its contractual rights. For example, if the UDP remains in effect (because it is not terminated in a manner and on terms that are satisfactory to the Company, or otherwise) but is not capable of being enforced, Turquoise Hill would be limited in its ability to enforce its contractual rights and could be deprived of substantial rights and benefits arising from its investment in Oyu Tolgoi with little or no recourse against the Government of Mongolia for fair and reasonable compensation. Similarly, the Company or OT LLC may not agree with the manner in which the Government of Mongolia may propose to enhance monitoring of underground development or ESG considerations. The Company’s ability to influence such outcomes may be limited. Further, any requirement to engage in discussions or proceedings with the Government of Mongolia, whether or not formal, including the continuation of the ongoing tax arbitration, would result in significant delays, expense and diversion of management’s attention. Such an outcome would have a material adverse impact on the Company and its share price.

There can be no assurance that the Company will be able to secure the funding that it needs, whether under the Amended HoA or otherwise, to continue development of the Oyu Tolgoi underground mine.

Additional funding will be required to complete the development of the underground mine, which could potentially include securing and funding alternative power options pursuant to the amended PSFA. While the Amended HoA is a binding agreement which sets out a comprehensive funding arrangement to address the Company’s base case incremental funding requirements, there can be no assurance that all key elements of the Amended HoA, including the re-profiling of existing senior debt or obtaining senior supplemental debt, can be secured within the timeframes set out in the Amended HoA or on terms acceptable to Rio Tinto and the Company, or at all. In addition, there can be no assurance that the conditions precedent to the obligation of RTIH under the Amended HoA to provide the Co-Lending Facility and make the US$300 million short-term bridge financing available will be satisfied, which could all result in delays to the project development schedule.

As part of the GoM Agreements, OT LLC entered into the ESA to provide Oyu Tolgoi with a long-term source of power from the Mongolian grid, once certain technical conditions are satisfied. While the Mongolian grid prepares to connect to Oyu Tolgoi, OT LLC will continue to import its power from Inner Mongolia, China, under an agreement between NPTG and IMPIC. However, there can be no assurance that the conditions to the implementation of the ESA will be satisfied in a timely manner, or that the required extensions to the power import agreements will be obtained, which could result in delays in securing a reliable domestic power source for Oyu Tolgoi and additional funding costs. Any such additional funding may not be available or available on reasonable commercial terms.

If the full amount of funding under the funding elements set out in the Amended HoA is not available or obtainable on reasonable commercial terms, or if the Company’s base case incremental funding requirement increases beyond the scope of the funding contemplated by the Amended HoA, the Company may be required to issue Common Shares or instruments convertible into equity, including through future rights offerings, which issuances could result in dilution to the holders of Common Shares and have a material adverse effect upon the market price of Common Shares. Under the terms of the covenants forming part of a financing support agreement between the Company and Rio Tinto dated December 15, 2015 (the Turquoise Hill Financing Support Agreement), the Company is prohibited from creating, incurring or permitting to remain outstanding any indebtedness, other than certain permitted indebtedness, and from amending its constating documents to create and issue Preferred Shares. As a result of these restrictions, in seeking to raise additional capital, the Company may not incur indebtedness for borrowed money or issue debt securities, other securities convertible into debt securities or Preferred Shares while the covenants forming part of the Turquoise Hill Financing Support Agreement are in force and effect unless it obtains a waiver or consent from RTIH permitting the incurrence of such indebtedness or the issuance of such securities. In addition, the GoM Agreements include a principle that

December 31, 2021	Page | 34

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

debt financing at the OT LLC level would be permitted only after achievement of sustainable production for Panel 0 (expected in the first half of 2023). The ability of the Company to implement all of the funding elements contemplated by the Amended HoA depends in part upon the adherence to that principle by the Government of Mongolia.

RTIH, as the holder of a majority of the Common Shares and as manager of Oyu Tolgoi, has the ability to exert a significant degree of control over the Company, OT LLC and Oyu Tolgoi.

RTIH, a wholly-owned subsidiary of Rio Tinto, together with other Rio Tinto affiliates, owns a majority of the outstanding Common Shares and can exercise its voting power to elect all of the members of the Board of Directors, subject to applicable securities legislation. RTIH can also exercise its majority voting power to unilaterally pass any ordinary resolution submitted to a vote of the Company’s shareholders, except for resolutions in respect of which RTIH is an interested party and for which disinterested shareholder approval is required, and RTIH also effectively has the power to block or vote down any other matter proposed by the Company or any minority shareholder. In addition, under the heads of agreement entered into between Turquoise Hill and RTIH in December 2010 (as amended, the 2010 HoA) and a management agreement between an affiliate of RTIH and OT LLC entered into in June 2015, such affiliate of RTIH was appointed as manager of Oyu Tolgoi which provides such affiliate of RTIH with responsibility for the management of Oyu Tolgoi.

RTIH is also able to exert a significant degree of control over the management, development and operation of Oyu Tolgoi, as well as the Company, through a series of governance mechanisms and restrictive covenants established under the private placement agreement between the Company and RTIH in October 2006 (the Private Placement Agreement), the 2010 HoA and other agreements entered into with Rio Tinto. These include a technical committee established under the Private Placement Agreement and an operating committee established under the 2010 HoA (the Operating Committee), through which RTIH is able to control decisions respecting the business of OT LLC subject to a veto of the Company in respect of certain special matters. The Operating Committee is comprised of two nominees from each of the Company and RTIH, with an RTIH nominee serving as chairman. All decisions of the Operating Committee, other than decisions in respect of certain defined special matters, require a majority vote of the members with a casting vote of the chair in the case of a tie. Decisions in respect of “special matters”, such “special matters” being set out in the 2010 HoA, require a unanimous vote of the members of the Operating Committee, giving the Company a veto in such matters. The Operating Committee meets in advance of each meeting of the OT LLC             Board to make decisions with respect to all matters to be adopted by resolution at such meetings, and the nominees of RTIH and the Company to the OT LLC Board must exercise their voting rights under the ARSHA in accordance with the instructions given by the Operating Committee. The 2010 HoA contains provisions regarding the calling of meetings of the Operating Committee, the establishment of quorum and related procedural matters.

The interests of RTIH and the interests of the Company’s other shareholders may not necessarily be aligned in all respects and there can be no assurance that RTIH, together with other Rio Tinto affiliates, will exercise its rights as the Company’s majority shareholder and its other contractual rights under the Private Placement Agreement, the 2010 HoA and other agreements entered into with Rio Tinto in a manner that is consistent with the best interests of either the Company or the Company’s other shareholders.

The actual cost of developing Oyu Tolgoi may differ materially from the Company’s estimates, and development may involve unexpected problems or delays.

The Company’s estimates regarding the cost of development and operation of Oyu Tolgoi are estimates only and are based on many assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete development of the underground components of Oyu Tolgoi may increase, which may have a material adverse impact on the Company, its results of operations, financial condition and share price. Specifically, the estimated schedule and cost for the completion of the underground development, including in respect of timing of sustainable first production and the development capital spend for the project,

December 31, 2021	Page | 35

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

may differ materially from what was announced following completion of the Definitive Estimate review and further technical work to be conducted in connection therewith.

In October 2021, the Company announced that previously disclosed underground delays and open-pit metal deferrals had caused an increase in the Company’s base case estimated incremental funding requirement to $3.6 billion. In October 2021, the Company also announced that COVID-19 restrictions had adversely impacted both open-pit operations and underground development, which, through the end of the third quarter of 2021, had resulted in a cumulative increase of $140 million to the estimate of underground development capital included in the Definitive Estimate.

Further, in November 2021, the Company elaborated that it then expected sustainable production for Panel 0 to be delayed to the first half of 2023, broadly in line with the then forecast 6-month delay to undercut commencement, and that the previously announced 9-month delay on Shafts 3 and 4, in combination with the COVID-related reduced underground development progress and expected changes to mining scope, would result in delays to the start of Panel 2 by approximately 14-16 months compared to the Definitive Estimate, and to the start of Panel 1 by approximately 11 months compared to the Definitive Estimate.

On January 24, 2022 in connection with the announcement of the GoM Agreements and the entering into of the Amended HoA, the Company announced that its estimated base case incremental funding requirement was US$3.4 billion as of December 31, 2021, prior to giving effect to the funding elements in the Amended HoA. The Company further announced that the OT LLC Board had unanimously approved the commencement of the undercut and that, as a result of that decision, Turquoise Hill continued to expect that sustainable production for Panel 0 would be achieved in the first half of 2023. However, there can be no assurance that all key elements of the Amended HoA, including the Re-profiling of existing senior debt or obtaining SSD can be secured within the timeframes set out in the Amended HoA or on terms acceptable to Rio Tinto and the Company, or at all. In addition, there can be no assurance that the conditions precedent to the obligation of RTIH under the Amended HoA to provide the Co-Lending Facility and make the US$300 million short-term bridge financing available will be satisfied, which could all result in delays to the project development schedule. Further, in such circumstances, the Company could be required to issue significant amounts of additional equity.

In addition to the requirements of the Investment Agreement, there are also a number of uncertainties inherent in the development and construction of any new or existing mine, including Oyu Tolgoi. These uncertainties include the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour; the ongoing impacts of COVID-19 on both open-pit operations and underground development; ground and rock mass conditions and stability, the impact of fluctuations in commodity prices, process water, power and transportation, including costs of transport for the supply chain for Oyu Tolgoi, which requires routing approaches which have not been fully tested; the annual usage fees payable to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining arrangements; and the need to obtain necessary environmental and other government permits, such permits being on reasonable terms, and the timing of those permits. The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi.

It is common in mining operations and in the development, construction or expansion of existing facilities to experience unexpected problems and delays during such activities, which may cause delays in the commencement or expansion of mineral production or sustainable production. Such delays could have unforeseen impacts on disclosed project economics. Accordingly, there is no assurance that the current or future development, construction or expansion activities will be successfully completed within cost estimates, on schedule or at all and, if completed, there is no assurance that such activities will result in profitable mining operations.

The mineral resource and mineral reserve estimates are estimates only and are subject to change based on a variety of factors, some of which are beyond the Company’s control.

The estimates of mineral reserves and mineral resources in the AIF, including the anticipated tonnages and grades that are expected to be achieved or the indicated level of recovery that will be realised, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques and modelling assumptions and

December 31, 2021	Page | 36

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

parameters. Large-scale continuity and character of the Company’s deposits will only be determined once significant additional drilling and sampling have been completed and analysed. Actual mineralisation or formations may be different from those predicted. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites.

The estimated mineral resources and mineral reserves described in the AIF should not be interpreted as assurances of commercial viability or potential or of the profitability of any future operations. Investors are cautioned not to place undue reliance on these estimates.

In addition, inferred mineral resources are quoted in the AIF. Inferred mineral resources have a great amount of uncertainty as to their existence, and economic and legal feasibility. Accordingly, there is no assurance that inferred mineral resources will ever be upgraded to a higher category. Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources. The estimates referenced in the AIF are based on various assumptions relating to commodity prices and exchange rates during the expected life of production, mineralisation of the area to be mined and the sequencing of mining of various areas, changes or updates to the mine design or mine plan for underground development, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Many of the projections and estimates are based on subjective views and assumptions. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates, which may have a material adverse impact on the Company and its share price.

The Company’s actual production, revenues and capital expenditures may differ materially from mineral reserve estimates.

Market fluctuations in the price of metals or increases in the costs to recover metals from the Company’s mining projects may render mining of ore reserves uneconomical and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors, or changes, revisions or updates to the mine design or mine plan, may cause a mining operation to be unprofitable in any particular accounting period or to be worth less over the long term on a net present value (NPV) basis.

Prolonged declines in the market price of metals may render reserves containing relatively lower grades of mineralisation uneconomic to exploit and could materially reduce the Company’s reserves and resources. Should such reductions occur, material write-downs of the Company’s investments in mining properties or the discontinuation of development or production might be required, and there could be cancellations of or material delays in the development of new projects, increased net losses and reduced cash flow. The estimates of mineral reserves and resources attributable to a specific property are based on internationally accepted engineering and evaluation principles. The estimated amount of contained metals in proven mineral reserves and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

The Company uses prices reflecting market pricing projections in the financial modelling for Oyu Tolgoi which are subjective in nature. It should be expected that actual prices will be different than the prices used for such modelling (either higher or lower), and the differences could be significant.

A number of the uncertainties relate to the costs and availability of smelting services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of such services. These costs can be significantly impacted by a variety of industry-specific and also regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

December 31, 2021	Page | 37

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

While Mineral Reserves remain stable, ongoing studies designed to optimise grade while minimising production risk in response to geotechnical conditions and other constraints on Hugo North Lift 1 may impact, either negatively or positively, the timing of metal production over the mine life.

Recent and future amendments to Mongolian laws and regulations, whether actual or the interpretation thereof, could adversely affect the Company’s activities, its mining rights in Oyu Tolgoi, or make it more difficult or expensive to develop such project and carry out mining in Mongolia.

The Government of Mongolia has put in place a legislative framework and environment for foreign direct investment, including constitutional amendments, laws and policies specific to the resource sector. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining industry as conducive to foreign investment if they were to become law or official government policy, such as amendments relating to the purpose and principles surrounding the use of Mongolian natural resources, which could impact the distribution and allocation of social and economic benefits from mineral deposits of strategic importance in Mongolia, including the deposits of Oyu Tolgoi.

As such, it is not possible to know when, if ever, and in what form these amendments could be adopted and there can be no assurance that the present or future Parliament will refrain from enacting legislation, including constitutional amendments, that undermines the Investment Agreement or otherwise adversely impacts Oyu Tolgoi or the interests held by the Company in its mining, development and exploration properties. There can also be no assurance that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of the Investment Agreement in ways that are adverse to the Company’s interests or that impair the Company’s ability to develop and operate Oyu Tolgoi or other projects on the basis presently contemplated, which may have a material adverse impact on the Company and its share price.

In addition, mining operations, exploration and related financing activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, access to water, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.

Compliance with these laws and regulations increases the costs of exploring, drilling, financing, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact the Company’s decision as to whether to continue to operate in a particular jurisdiction or whether to proceed with exploration or development of properties and the nature of related investing and financing arrangements.

Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, the Company is unable to predict the ultimate cost of compliance with these changes and their effect on operations or other business activities. Furthermore, changes in governments, regulations, interpretations, policies or practices could have an adverse impact on the Company’s future cash flows, earnings or results of operations and financial condition, which may have a material adverse impact on the Company and its share price.

The Investment Agreement commits OT LLC to eventually utilise only Mongolian power sources.

The Investment Agreement commits OT LLC to eventually utilise only Mongolian power sources. In June 2020, OT LLC entered into an amendment to the PSFA with the Government of Mongolia, which reflected a joint prioritisation and progression of a state-owned power plant (SOPP) in accordance with various agreed milestones, and which envisages that the Government of Mongolia would fund and construct a SOPP at Tavan Tolgoi. None of the milestones under the amended PSFA have been met. The Ministry of Energy formally notified Rio Tinto and OT LLC on February 25, 2021 that the Government of Mongolia’s preference is to supply power to the Oyu Tolgoi mine from the Central Energy System through a Mongolian grid electricity supply agreement.

On January 24, 2022, the Company announced that, in connection with the GoM Agreements, the OT LLC Board had approved the signing of the ESA to provide Oyu Tolgoi with a long-term source of power from the

December 31, 2021	Page | 38

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Mongolian grid on terms fully agreed with the Government of Mongolia, and on January 26, 2022, OT LLC entered into the ESA with, among others, Southern Region Electricity Distribution Network, pursuant to which power will be delivered to the Oyu Tolgoi mine subject to the fulfilment of certain technical conditions. While the Mongolian grid prepares to connect to Oyu Tolgoi, OT LLC will continue to import its power from Inner Mongolia, China under an agreement between NPTG and IMPIC.

However, there is no certainty that technical conditions underlying the ESA will be satisfied, that the required extensions to the power import agreements between NPTG and IMPIC will be obtained, or that any alternative power plant or arrangement for power under the amended PSFA will be sufficient to meet the Company’s future needs or be available in a timely manner. Despite the Company’s best efforts, the ability to meet its obligations under the Investment Agreement, the amended PSFA or any future agreement committing the Company to use Mongolian power sources is an obligation not necessarily within the Company’s control and non-fulfilment of this requirement may result in a default under the Investment Agreement. Such default could result in termination of the Investment Agreement or damages accruing, which may have a material adverse impact on the Company and its share price.

The Investment Agreement and the UDP (to the extent enforceable) include a number of future covenants that may be outside of the control of the Company to perform, a breach of which could have a material adverse effect on the Company and its business.

The Investment Agreement and the UDP, to the extent it remains enforceable, commit the Company to perform many obligations in respect of the development and operation of Oyu Tolgoi. While performance of many of these obligations is within the effective control of the Company, the scope of certain obligations may be open to interpretation. Further, the performance of other obligations may require cooperation from third parties or may be dependent upon circumstances that are not necessarily within the control of the Company. For example:

•

Mongolian nationals must represent at least 90% of Oyu Tolgoi employees now that commercial production has been attained in September 2013 (Commercial Production), and 50% of Oyu Tolgoi’s engineers must be Mongolian nationals within five years of achieving Commercial Production (i.e. by September 2018), which targets are achieved, and increasing to 70% after ten years of achieving Commercial Production (i.e. expected after September 2023). Achieving or maintaining these targets is contingent upon the availability of a sufficient number of qualified personnel, which is not wholly within the Company’s control.

•

Although OT LLC has achieved Commercial Production, there is a risk that unforeseen mining or processing difficulties may be encountered that could prevent OT LLC from maintaining the required Commercial Production levels.

•

OT LLC is obligated, on a priority basis, to purchase and utilise services supplied by Mongolian citizens and/or legal entities, and equipment, raw materials, other materials and spare parts manufactured in Mongolia, to the extent such services and materials are available on a competitive time, cost, quantity and quality basis, and to give preference to Mongolian suppliers of freight and transportation services required for Oyu Tolgoi. Such services, materials and suppliers may not be available to the extent required or may be available upon commercial terms that are less advantageous than those available from other sources.

•

OT LLC has community development commitments and social responsibility obligations. There is a risk that OT LLC will be unable to meet the expectations or demands of relevant community stakeholders to the extent contemplated to allow OT LLC to meet its commitments under the Investment Agreement.

•

The extension of the term of the Investment Agreement is subject to a number of conditions, including the Company having demonstrated that Oyu Tolgoi has been operated in accordance with industry best practices in terms of national and community benefits, environment and health and safety practices. The inherently subjective nature of these criteria creates the risk that the Company and the Government of Mongolia may disagree as to whether the conditions for extending the term of the Investment Agreement have been met.

December 31, 2021	Page | 39

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Despite the Company’s best efforts, such provisions are not necessarily within its control and non-fulfilment of any such provision may result in a default or breach under the Investment Agreement (and the UDP, to the extent it remains enforceable). Such a default or breach could result in termination of the Investment Agreement (and the UDP) or damages accruing, which may have a material adverse impact on the Company and its share price.

In addition to the Investment Agreement (and the UDP), the Company is party to a number of other material contractual agreements with a number of third parties, including the Government of Mongolia and Rio Tinto. Should the Company breach any of these agreements, it could face consequences that could have an adverse effect on its share price and/or on the operations of Oyu Tolgoi, the Company’s main asset. Rio Tinto, as the Company’s majority shareholder and as manager of Oyu Tolgoi, could materially affect the business of the Company if it were to claim damages for a breach of an agreement against the Company or require specific performance of an obligation that the Company is unable to comply with.

There are risks associated with mining companies operating sustainably, their community relations and their social licence to operate.

Mining companies are increasingly required to operate in a sustainable manner and to provide benefits to affected communities, including as described in greater detail in the preceding risk factor, and there are risks associated with the Company failing to maintain a “social licence” to operate Oyu Tolgoi. “Social licence” does not refer to a specific permit or licence, but rather is a broad term used to describe community and even governmental acceptance of a company’s plans and activities related to exploration, development or operations on its mineral projects.

The Company places a high priority on its community relationships and responsibilities. Despite its best efforts, there are factors that may affect the Company’s efforts to maintain social licence for Oyu Tolgoi, including national or local changes in sentiment toward mining, evolving social concerns, changing economic conditions and challenges, and the influence of opposition toward mining on local support. There can be no guarantee that social licence can be maintained by the Company, and without strong community support, the ability to secure necessary permits, obtain project financing, and/or move a project into development or operation may be compromised or precluded. Delays attributable to a lack of community support or other community-related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring the project to, or maintain, production. The cost of measures and other issues relating to the sustainable development of mining operations may result in additional operating costs, higher capital expenditures, reputational damage, active community opposition and other unforeseeable consequences.

Public health crises, including the ongoing COVID-19 pandemic, have adversely affected the Company’s business, and may continue to do so in the future.

The Company’s business, operations and financial condition have been, and may continue to be in the future adversely, and possibly materially adversely, affected by the outbreak of epidemics or pandemics or other health crises.

The COVID-19 pandemic has significantly disrupted, and continues to significantly disrupt, global health, economic and market conditions, which have already and may again trigger an indeterminate period of slowdown in the global economy and recessions. Despite differing levels of business and commercial re-openings throughout the world, the availability of vaccines and ongoing vaccination programmes in some geographies, the pandemic has had and continues to have adverse (and potentially material adverse) repercussions in the jurisdictions where the Company operates. This is especially the case given the emergence of new variants of the SARS-CoV-2 virus which raise uncertainties regarding the efficacy of existing vaccines. As such, the full impact of the ongoing COVID-19 pandemic, including the impact of the sweeping preventative and mitigating measures that the Company, other businesses and governments, including the Government of Mongolia, have taken and continue to take to combat the spread of the disease, continues to rapidly evolve, creating significant volatility and negative pressure on virtually all national economies as well as financial and commodity markets. Although from time to time there has been an easing of restrictions in certain jurisdictions, some of these restrictions have been reinstated in other jurisdictions, or could be reinstated in the future, to manage a resurgence or new outbreak of COVID-19, including in connection with new variants or mutations of

December 31, 2021	Page | 40

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

the virus. As such, at the present time, it is not possible to predict the duration, severity or scope of the pandemic, and it is extremely challenging for the Company to accurately predict or quantify the extent to which COVID-19 will impact its business, including its operations, the market for its securities and the ability of the Oyu Tolgoi team to advance the project, or the businesses of its vendors, suppliers, construction companies and other counterparties that the Company relies on. The COVID-19 pandemic has adversely affected the ability of the Oyu Tolgoi team to advance the project and it is possible that it may affect, even materially, the Company’s financial condition, liquidity, and future results of operations and outlook due to, among other factors:

•

Action taken by governmental and non-governmental bodies, including the Government of Mongolia, to curtail activity in an effort to help slow the spread of COVID-19, including restrictions on both travel and the movement of goods and people within and across borders, and restrictions on the types of businesses that may continue to operate, have caused and are likely to continue to cause significant business interruptions. While work on the underground project continues, the Company’s operations have been and will likely continue in the near and medium terms (and possibly longer) to be disrupted in varying degrees, including as a result of (i) access restrictions, which are preventing teams from OT LLC, Rio Tinto and the Company’s construction partners, who are required to oversee development and provide essential specialist technical services at Oyu Tolgoi, from accessing the site; although some expatriates returned to Mongolia in 2021, and further flights are planned in order to return the required specialists to site continued interruptions to flights are possible as the authorities endeavour to minimise COVID-19 case numbers in Mongolia; and (ii) delays resulting from various measures implemented to slow the spread of COVID-19, including restrictions on the movement of goods within and across borders and curtailed operations in certain jurisdictions, including Mongolia and China, which may, in each case, cause schedule and cost delays, slowdown or temporary suspensions in operations, decreased sales and may expose the Company to penalties or sanctions for breach of contracts or customer agreements, business interruption claims, or even the cancellation or termination of contracts altogether. Since the initial confirmation of COVID-19 cases in Ulaanbaatar and on site and in response to the spread of new COVID-19 variants in Mongolia, local authorities have implemented and continue to implement additional steps to minimise the risk of transmission, which may amplify the aforementioned impacts.

•

The spread of COVID-19 has caused and may continue to cause delays to the Company’s announced key project milestones and increases in development capital costs. A number of work fronts have been and continue to be directly impacted by quarantine requirements and international travel restrictions related to COVID-19, including the delay of expected sustainable production for Panel 0 announced by the Company in November 2021 until the first half of 2023, and the 9-month delay to Shafts 3 and 4, which in turn will result in delays to the start of Panels 1 and 2. There were significant COVID-19 related challenges at Oyu Tolgoi in 2021 and into 2022, causing the site to operate at less than 50% of its planned personnel for all of 2021, although 2021 production targets were met and there was progress on underground development. Ongoing impacts to domestic and international movement have and could continue to impact key project milestones.

•

Effects of the COVID-19 pandemic, including ongoing restrictions in place to curtail its spread, may adversely impact the Company’s ability to secure on a timely basis a long-term domestic source of power for the mine as required under the Investment Agreement.

•

Suppliers have declared and may continue to declare force majeure on their contracts with the Company. In addition, the continued impacts of the COVID-19 pandemic may force the Company to declare force majeure on contracts, due to the inability to meet contractual obligations. As an example, Oyu Tolgoi has notified its project lenders that the COVID-19 pandemic constitutes a force majeure event under its project finance facilities, which will have the effect of extending the June 30, 2028 project longstop date under those facilities for the duration of the force majeure. Additionally, in March 2021, the Company announced that OT LLC had declared force majeure in connection with customer contracts for concentrate as a result of Oyu Tolgoi shipments of concentrate to its Chinese customers being suspended due to COVID-19 health and safety precautions related to Chinese-Mongolian border crossings. While these shipments resumed in April 2021, the transport team is continually adapting to the changing precautionary measures against COVID-19 transmission risks and the force majeure will remain in place until sustained volumes of convoys are crossing the border to ensure Oyu Tolgoi’s

December 31, 2021	Page | 41

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

ability to meet its ongoing commitments to customers and to return onsite concentrate inventory to target levels.

•

The ongoing pandemic has, and likely will continue to, adversely affect global economies and financial markets resulting in an economic downturn that has had, and likely will continue to have, an adverse effect on the demand for base metals and Turquoise Hill’s future prospects, including significant fluctuations in copper prices and the concentrate market. Financial difficulties for smelters as a result of the COVID-19 pandemic and logistics disruptions in China have prevented, and may continue to prevent, smelters from taking feed and shipping acid out. Unstable market conditions have led market participants to flee to cash, causing significant fluctuations in gold prices.

•

The continued spread of COVID-19, including the emergence of variants and further resurgences of the SARS-CoV-2 virus, has impacted, and may continue to impact, the health of the Company’s personnel, partners and contractors, including members of its management team and the availability of industry experts and personnel crucial to the continued operation and development of Oyu Tolgoi. The ongoing pandemic may also make it difficult to recruit, attract and retain skilled personnel, reducing the availability of its workforce, as well as its productivity, and causing human impact that may, in turn, negatively affect its business. These impacts may be compounded by other seasonal illnesses, such as the seasonal flu.

•

Increased health risks associated with continued operations during the ongoing COVID-19 pandemic may result in the Company incurring increased medical costs for its personnel that continue to work during this time, and may result in increases in insurance premiums payable by the Company.

•

Unstable market conditions have caused, and the resurgence or continued spread of the pandemic in various countries across the world may once again cause, significant volatility or decline in the trading price of the Company’s securities. The Company may have difficulty accessing debt and equity capital on attractive terms, or at all, given severe disruption or instability in the global financial markets and deteriorations in credit and financing conditions. Further, this could adversely impact the Company’s ability to secure the significant incremental funding it will require to sustain its underground development over and above its available liquidity.

•

The emergence and spread of new COVID-19 variants including, but not limited to, the Omicron variant, may contribute to and worsen the above-listed factors if the mutations underlying such variants adversely impact the virus’s properties, such as how easily it spreads, the associated disease severity and the performance of vaccines, therapeutic medicines and diagnostic tools, and by resulting in the prolonging of, or imposition of additional, restrictive public health and social measures.

Due to the unprecedented and ongoing nature of the COVID-19 pandemic and the fact that the response to the pandemic is evolving in real time, estimates of the economic impacts of the COVID-19 pandemic remain inherently highly uncertain and speculative. While the open-pit at Oyu Tolgoi has continued to operate despite the ongoing COVID-19 pandemic, and the Company has made efforts to manage and mitigate the aforementioned risks, such efforts may not sufficiently mitigate the negative impacts of COVID-19 on the business and the effectiveness of these efforts and the extent to which the COVID-19 pandemic affects the Company’s business will depend on factors beyond its control, including the duration, severity and scope of the pandemic and current resurgences of the virus, the likelihood, timing, duration and scope of further resurgences or accelerating spread of COVID-19, the measures taken or necessary to contain the spread of such outbreaks, the timing, development and distribution of effective vaccines and/or effective therapeutic treatments for COVID-19, and the prolonged effects on different members of the Company’s supply chain. Even after the COVID-19 pandemic is over, the Company may continue to experience material adverse effects to its business, financial condition and prospects as a result of the continued disruption in the global economy and any resulting recession, the effects of which may persist beyond that time.

The Company may be subject to public allegations, regulatory investigations or litigation that could materially and adversely affect the Company’s business.

December 31, 2021	Page | 42

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The Company at one time conducted exploration and mining operations in a number of jurisdictions and, as a result of such activities and operations or current or future activities and operations, including, without limitation, jurisdictions subject to various sanctions regimes, may be subject to governmental or regulatory investigations and claims in or regarding those jurisdictions, including jurisdictions in which it is not currently active. A serious allegation, formal investigation by regulatory authorities or other legal claim (in each case, regardless of the ultimate decision) could have a material adverse impact on the Company, its reputation and its share price.

All industries, including the mining industry, are subject to legal claims, with and without merit. The Company may be required to defend against any such public allegations, regulatory investigations or other claims that are asserted against it, or may deem it necessary or advisable to initiate legal proceedings to protect its rights. The expense and distraction of any such public allegations, regulatory investigations or other claims or proceedings, even with respect to claims that have no merit and whether or not resolved in the Company’s favour, could materially and adversely affect its business, operating results, and financial condition. There may also be considerable cost and disruption in responding to allegations, investigations or claims and taking any remedial action. Further, if an investigation, claim or proceeding were resolved against the Company or if it were to settle any such dispute, the Company may be required to pay damages and costs or refrain from certain activities, any of which could have a material adverse impact on the Company’s business, operating results, and financial condition.

Securities class action litigation is also becoming more prevalent and is often brought against companies following periods of volatility in the market price of their securities. In October 2020, a class action complaint was filed in the U.S. District Court, Southern District of New York against the Company, certain of its current and former officers as well as Rio Tinto and certain of its officers, which complaint was first amended on March 16, 2021 and again on September 16, 2021. Further, in January 2021, a proposed class action was initiated in the Superior Court in the District of Montréal against the Company and certain of its current and former officers, which complaint was first amended on July 27, 2021 and again on January 7, 2022. See “Class Action Complaints” of this MD&A.

A successful class action lawsuit, by its nature, could result in a sizable damage award that could negatively affect the Company’s financial or operating results. The Company cannot predict the outcome of pending or threatened proceedings or actions or any other litigation, which proceedings could result in substantial costs and diversion of management’s attention and resources. If the Company cannot resolve disputes favourably, or if there is significant reputational damage as a result of any real or frivolous claim, the Company may face increased costs or liabilities to third parties, impairment of assets, lost revenues and the Company’s activities and operations, financial condition, results of operations, future prospects and share price may be adversely affected.

The Company is subject to anti-corruption legislation.

The Company is subject to the United States’ Foreign Corrupt Practices Act and other similar legislation, such as, but not necessarily limited to, Canada’s Corruption of Foreign Public Officials Act (collectively, Anti-Corruption Legislation), which prohibits the Company or any director, officer, employee, consultant or agent of the Company or any shareholder of the Company acting on its behalf from giving, paying, offering to give or pay, or authorising the giving or payment of any reward, advantage, benefit or anything of value to any foreign government or public official, government staff member, government employee, employee of any international public organisation, political party, or political candidate in an attempt to obtain or retain business, obtain an advantage in the course of business, or to otherwise induce or influence a person working in an official capacity. The Anti-Corruption Legislation also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. The Company’s international activities create the risk of unauthorised payments or offers of payments by its directors, officers, employees, consultants or agents, even though they may not always be subject to its control. The Company strictly prohibits these practices by its directors, officers, employees, consultants and agents. However, the Company’s existing safeguards and any future improvements may prove to be less than effective, and its directors, officers, employees, consultants or agents may engage, or may previously have engaged, in conduct for which the Company might be held responsible. Any failure by the Company to adopt appropriate compliance procedures and ensure that its directors, officers, employees, consultants and agents comply with the Anti-Corruption Legislation and applicable laws and regulations in

December 31, 2021	Page | 43

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

foreign jurisdictions could result in substantial penalties or restrictions on its ability to conduct its business, which may have a material adverse impact on the Company and its share price.

Mining projects are sensitive to the volatility of metal prices.

The long-term viability of Oyu Tolgoi depends in large part on the world market prices of copper, gold and silver. The market prices for these metals are volatile and are affected by numerous factors beyond the Company’s control. These factors include international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, increased production due to improved mining and production methods and optimisation of existing mine designs or mine plans, and economic events, including the performance of Asia’s economies. Ongoing worldwide economic uncertainty could lead to prolonged recessions in many markets which may, in turn, result in reduced demand for commodities, including base and precious metals. It is anticipated that there will be continued volatility in metal prices.

The aggregate effect of these factors on metal prices in the medium or long term is impossible to predict. Should prevailing metal prices be depressed or below variable production costs of the Company’s current and planned mining operations for an extended period, losses may be sustained and, under certain circumstances, there may be a curtailment or suspension of some or all of the Company’s mining, development and exploration activities. The Company would also have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of the Company’s reserves and resources. These factors could have an adverse impact on the Company’s future cash flows, earnings, results of operations, stated reserves and financial condition, which may have a material adverse impact on the Company and its share price.

There is no guarantee that any exploration or development activity will result in additional commercial production.

Development of a mineral property is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involve substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that additional commercial quantities of ore will be discovered on any of the Company’s properties, including Hugo North Lift 2, Hugo South and Heruga. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. In addition, assuming discovery of a commercial ore body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond the control of the Company.

Under Mongolia’s Resolution No. 175, the Government of Mongolia may seek contribution or reimbursement from OT LLC for compensation it provides to third parties adversely affected by Resolution No. 175.

On June 8, 2011, the Government of Mongolia passed Resolution No.175, the purpose of which is to authorise the designation of certain land areas for “State special needs” with certain defined areas in proximity to Oyu Tolgoi. These State special needs areas are to be used for infrastructure facilities for the development of Oyu Tolgoi.

Most of the areas designated for State special needs are subject to existing mineral exploration and mining licences issued by the Government of Mongolia to third parties and, in certain cases, a mineral resource has been declared and registered with the applicable governmental authorities in respect of such licences.

December 31, 2021	Page | 44

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

In accordance with the terms of Resolution No. 175 and the Minerals Law (2006), the Government of Mongolia will be responsible for compensating third parties whose right to use and access the subject land area is adversely affected by the application of Resolution No. 175. The Minerals Law specifically encourages non-monetary compensation where the Government of Mongolia issues to such third parties a mineral exploration or mining licence in land areas of which mineral resources are identified by a geological study or exploration works with state funding, if it reaches agreement with the third parties.

To the extent that agreement for non-monetary compensation are not reached with affected third parties, it is not clear at this time whether the Government of Mongolia will expect any compensation that may be payable to such third parties to be borne by OT LLC. If the Government of Mongolia seeks contribution or reimbursement from OT LLC for compensation it provides such third parties, the amount of such contribution or reimbursement is not presently quantifiable but may be significant. The description of Resolution No. 175 has been provided by OT LLC and has been relied on under Item 3 of NI 43-101 Reliance on Other Experts.

In April 2015, the Standing Committee of the Parliament of Mongolia requested the Government of Mongolia to modify Resolution No. 175 due to an alleged inconsistency between Resolution No. 175 and the Minerals Law and Land Law. OT LLC understands that the Government of Mongolia supports the validity and justification for Resolution No. 175 and that Resolution No. 175 will not be modified or revoked.

In September 2016, one of the affected third parties challenged the validity of Resolution No.175 before an administrative court of Mongolia, and claimed that Resolution No.175 be resolved to be “obviously illegal”. The Government of Mongolia, as a defendant, attended the litigation. In June 2017, the Supreme Court of Mongolia resolved that there is no legal ground under which Resolution No.175 may be deemed to be “obviously illegal.” Resolution 92 resolved nonetheless to revise Resolution No.175 to reflect consideration of the groundwater usage conditions in the Gobi region. Resolution 103 does not make reference to the revision of Resolution No. 175 as one of the required steps to implement Resolution 92 and instead includes a general reference to cooperating on the improvement of water usage.

There can be no assurance that the interests held by the Company in its mining, development and exploration properties are free from defects or that material contractual arrangements between the Company and entities owned or controlled by foreign governments will not be unilaterally altered or revoked.

The Company has investigated its rights to exploit and explore its various properties and, to the best of its knowledge, those rights are in good standing, but no assurance can be given that such rights will not be revoked, or significantly altered, to the detriment of the Company. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties. The Company has also applied for rights to explore various properties, but there is no certainty that such rights, or any additional rights applied for, will be granted on terms satisfactory to the Company or at all, which may have a material adverse impact on the Company and its share price.

The Company is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition, could materially adversely affect the Company.

All phases of the Company’s operations are subject to environmental regulations in the various jurisdictions in which it operates and has operated. For example, Oyu Tolgoi is subject to a requirement to meet environmental protection obligations. The Company must complete an environmental protection plan for approval by the Government of Mongolia and complete a report prepared by an independent expert on environmental compliance every three years.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

December 31, 2021	Page | 45

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties in which the Company holds interests which are presently unknown to the Company and which have been caused by previous or existing third-party owners or operators of the properties. Government approvals and permits are also often required in connection with various aspects of the Company’s operations. To the extent such approvals are required and not obtained, the Company may be delayed or prevented from proceeding with planned development or exploration of its mineral properties, which may have a material adverse impact on the Company and its share price.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties, which may have a material adverse impact on the Company and its share price.

Previous mining operations may have caused environmental damage at former mining projects of the Company, and if the Company cannot prove that such damage was caused by other operators, its indemnities and exemptions from liability may not be effective.

The Company has received exemptions from liability from relevant governmental authorities for environmental damage caused by previous mining operations at former mining projects. There is a risk, however, that, if an environmental accident occurred at those sites, including with respect to tailings or water contamination, it may be difficult or impossible to assess the extent to which environmental damage was caused by the Company’s activities or the activities of other operators. In that event, the liability exemptions could be ineffective and possibly worthless, which may have a material adverse impact on the Company and its share price.

The Company cannot insure against all of the risks associated with mining.

Production, development and exploration operations on mineral properties involve numerous risks and hazards, including rock bursts, slides, fires, earthquakes or other adverse environmental occurrences; industrial accidents; labour disputes; political and social instability; technical difficulties due to unusual or unexpected geological formations; failures of pit walls, shafts, head frames, and/or underground workings; and flooding and periodic interruptions due to inclement or hazardous weather conditions.

These risks can result in, among other things, damage to, and destruction of, mineral properties or production facilities; personal injury (and even loss of life); environmental damage including resulting from the presence of tailings or water contamination; delays in mining; monetary losses; and legal liability.

It is not always possible to obtain insurance (or to fully insure) against all such risks and the Company may not be insured against certain or any of these risks as a result of high premiums or other reasons. The occurrence of an event that is not fully covered or covered at all, by insurance, could have a material adverse effect on the Company’s financial condition, results of operations and cash flows and could lead to a decline in the value of the securities of the Company. The Company does not maintain general insurance against political or environmental risks, which may have a material adverse impact on the Company and its share price.

Global climate change

Global climate change could exacerbate certain of the threats facing the Company’s business, including the frequency and severity of weather-related events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, rising water levels and changing temperatures which can disrupt the Company’s operations, damage its infrastructure or properties, create financial risk to the business of the Company or otherwise have a material adverse effect on the Company’s results of operations, financial position or liquidity. These may result in substantial costs to respond during the event, to recover from the event and possibly to modify existing or future infrastructure requirements to prevent recurrence. Climate change could

December 31, 2021	Page | 46

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

also disrupt the operations of the Company by impacting the availability and cost of materials needed for mining operations and could increase insurance and other operating costs.

Global climate change also results in regulatory risks which vary according to the national and local requirements implemented by each jurisdiction where the Company is present. There continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty. Increased public awareness and concern regarding global climate change may result in more legislative and/or regulatory requirements to reduce or mitigate the effects of greenhouse gas emissions.

The Company does not expect to pay dividends for the foreseeable future.

The Company has not paid any dividends on its Common Shares to date, nor does it contemplate a declaration of payment of dividends until its operations generate sufficient excess cash flow for distribution as it anticipates that it will reinvest the majority of, if not all, future earnings, if any, in the development and growth of Oyu Tolgoi and its business generally. Therefore, investors may not receive any funds unless they sell their Common Shares, and investors may be unable to sell their Common Shares on favourable terms or at all. The Company cannot give any assurance of a positive return on investment or that investors will not lose the entire amount of their investment in Common Shares. Prospective investors seeking or needing dividend income or liquidity are discouraged from purchasing Common Shares.

The Company’s ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions imposed by law, foreign currency exchange regulations and financing arrangements.

The Company conducts its operations through subsidiaries. Its ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions or costs on dividends or repatriation of earnings under applicable local law, including any tax obligations, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate or are incorporated. The ability of the Company’s subsidiaries to pay dividends or to make other distributions to the Company is also subject to their having sufficient funds to do so. If its subsidiaries are unable to pay dividends or to make other distributions, the Company’s growth may be inhibited unless it is able to obtain additional equity or debt financing on acceptable terms. In the event of a subsidiary’s liquidation, the Company may lose all or a portion of its investment in that subsidiary. The Company expects to be able to rely on the terms of the Investment Agreement to pay dividends out of Mongolia, subject to certain restrictions contained in the Investment Agreement, but will be unable to do so in respect of projects that are not covered by the terms of the Investment Agreement, which may have a material adverse impact on the Company and its share price.

There is no assurance that the Company will be capable of consistently producing positive operating cash flows, failing which capital may not at all times be available on terms acceptable to the Company or at all.

OT LLC generated positive operating cash flows in 2021. However, there is no assurance that the Company will be capable of producing positive cash flow on a consistent basis or for a sustained period of time. For instance, a reduction or delay in orders from leading customers could have a material adverse effect upon the Company’s results of operations, including operating cash flows. Such reduction or delay in orders from leading customers may be due to market, economic or competitive conditions and customers that previously accounted for significant revenue may not necessarily generate similar levels of or any revenue in any future period. The failure to obtain new customers or repeat orders from existing customers may materially affect the Company’s operating results, including operating cash flows. The Company anticipates that its exposure to a group of key customers in any given fiscal year will continue for the foreseeable future. There is a risk that existing customers will elect not to do business with the Company in the future or will experience financial or other difficulties. In addition, suppliers have declared and may continue to declare force majeure on their contracts with the Company, and continued impacts of the COVID-19 pandemic may force the Company to declare force majeure on customer contracts due to the inability to meet contractual obligations. In March 2021, the Company announced that OT LLC had declared force majeure in connection with customer contracts for concentrate as a result of Oyu Tolgoi shipments of concentrate to its Chinese customers being suspended due to COVID-19 health and safety precautions related to Chinese-Mongolian border crossings. While these shipments resumed

December 31, 2021	Page | 47

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

in April 2021, changing precautionary measures against COVID-19 transmission risks may continue to significantly disrupt shipments of concentrate to customers.

If as a result of these or other factors the Company’s estimated base case incremental funding requirement of US$3.4 billion as of December 31, 2021, prior to giving effect to the funding elements in the Amended HoA, increases significantly and is not capable of being addressed within the framework of the Amended HoA, the Company may be required to make arrangements for additional capital, whether through project debt financing or otherwise, to continue open-pit operations as currently planned or in respect of additional funding requirements for the underground mine or for the power plant.

If such additional capital is required, the Company may be required to access securities markets. Such markets throughout the world are cyclical and, over time, tend to undergo high levels of price and volume volatility, and the market price of securities of many companies, particularly those in the resource sector, can experience wide fluctuations which are not necessarily related to the operating performance, underlying asset values or prospects of such companies. Increased levels of volatility and resulting market turmoil could adversely impact the Company and its share price. In addition, in the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. The Company cannot provide assurance that similar litigation will not occur in the future with respect to it. Such litigation could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect upon the Company’s business, operating results, and financial condition.

If the Company is required to access credit markets to carry out its development objectives, the state of domestic and international credit markets and other financial systems could affect the Company’s access to, and cost of, capital. If these credit markets were significantly disrupted, such disruptions could make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. Such capital may not be available on terms acceptable to the Company or at all, which may have a material adverse impact on the value of Oyu Tolgoi and, consequently, on the Company and its share price. In addition, as part of the GoM Agreements, the Company has agreed not to incur additional debt financing at the OT LLC level prior to sustainable production for Panel 0 being achieved, currently expected in the first half of 2023.

The Company’s prospects depend on its ability to attract and retain key personnel.

Recruiting and retaining appropriately qualified personnel is critical to the Company’s success. The number of persons skilled in the construction, operation, development and exploration of mining properties is limited and competition for such persons is intense. The ongoing COVID-19 pandemic may also make it difficult to recruit, attract and retain skilled personnel, reducing the availability of its workforce, as well as its productivity, and causing health and safety impact that may, in turn, negatively affect its business. The Company believes that it has been successful in recruiting the necessary personnel to meet its corporate objectives but, as the Company’s business activity grows, it will require additional key financial, operational, technical, mining and management personnel, as well as additional staff on the operations side. The Company is also dependent on Rio Tinto for the secondment of skilled labour at Oyu Tolgoi, particularly in the construction and development phases. Although the Company believes that it will be successful in attracting and retaining qualified personnel, including qualified secondees on a timely basis from Rio Tinto, there can be no assurance of such success.

In addition, pursuant to the terms of the Investment Agreement, OT LLC is obligated to hire a specific number of Mongolian nationals following the achievement of Commercial Production. Among other obligations, OT LLC must use its best endeavours to ensure that 50% of its engineers are Mongolian nationals within five years of achieving Commercial Production (i.e. by September 2018), which target is achieved, and increasing to 70% after ten years of achieving Commercial Production (i.e. after September 2023) (and failure to meet these levels will result in financial penalties).

The Company may from time to time hold substantial funds in cash, cash equivalents, loans and receivables, and other deposits and there is a risk that financial market turmoil or other extraordinary events could prevent the Company from obtaining timely access to such funds or result in the loss of such funds.

December 31, 2021	Page | 48

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The Company may from time to time hold substantial funds in cash, cash equivalents and other deposits, including treasury bills, money market funds, liquidity funds, bank deposits, and receivables and deposits with related parties. Management has adopted a conservative investment policy with respect to such funds, as the Company may require that these funds be used on short notice to support its business objectives. Nevertheless, there is a risk that an extraordinary event in financial markets generally or with respect to an obligor under an investment individually will occur that prevents the Company from accessing its funds. Such an event could, in the case of delayed liquidity, have a negative impact on the implementation of time sensitive business objectives that require access to such funds or such an event could, in extreme circumstances, result in the loss of some or all of such funds.

The Company may experience cybersecurity threats, which could result in disruptions in business operations and adverse operating results.

The Company relies on secure and adequate operations of information technology systems in the conduct of its operations. Access to and security of the information technology systems are critical to the Company’s operations. To the Company’s knowledge, it has not experienced any material losses relating to disruptions to its information technology systems. The Company has implemented ongoing policies, controls and practices to manage and safeguard the Company and its stakeholders from internal and external cybersecurity threats and to comply with changing legal requirements and industry practice. The Company is also dependent on Rio Tinto to manage the information technology systems of Oyu Tolgoi. Given that cyber risks cannot be fully mitigated and the evolving nature of these threats, the Company may not have the resources or technical sophistication to anticipate, prevent, or recover from cyber attacks and cannot assure that its information technology systems are fully protected from cybercrime or that the systems will not be inadvertently compromised, or without failures or defects. Disruptions to the Company’s information technology systems, including, without limitation, security breaches, power loss, theft, computer viruses, cyber-attacks, natural disasters, and non-compliance by third-party service providers and inadequate levels of cybersecurity expertise and safeguards of third-party information technology service providers, may adversely affect the operations of the Company as well as present significant costs and risks including, without limitation, loss or disclosure of confidential, proprietary, personal or sensitive information and third-party data, material adverse effect on its financial performance, compliance with its contractual obligations, compliance with applicable laws, damaged reputation, remediation costs, potential litigation, regulatory enforcement proceedings and heightened regulatory scrutiny.

The Company may be a passive foreign investment corporation (PFIC), which could have adverse U.S. federal income tax consequences to U.S. holders of Common Shares.

If the Company were to constitute a PFIC within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended for any year during a U.S. holder’s holding period, then certain potentially adverse U.S. federal income tax rules would affect the U.S. federal income tax consequences to such U.S. holder resulting from the acquisition, ownership and disposition of Common Shares.

The U.S. Treasury Department has not issued specific guidance on how the income and assets of a non-U.S. corporation such as the Company will be treated under the PFIC rules. Based on financial information for 2021, the Company believes that it was not a PFIC for its tax year ended December 31, 2021, and, based on its current and anticipated business activities and financial expectations, the Company expects that it will not be a PFIC for its current tax year and for the foreseeable future.

The determination as to whether a corporation is, or will be, a PFIC for a particular tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. In addition, there is limited authority on the application of the relevant PFIC rules to entities such as the Company. Accordingly, there can be no assurance that the Internal Revenue Service will not challenge the views of the Company concerning its PFIC status. In addition, whether any corporation will be a PFIC for any tax year depends on its assets and income over the course of such tax year, and, as a result, the Company’s PFIC status for its current tax year and any future tax year cannot be predicted with certainty. Each U.S. holder should consult its own tax advisor regarding the PFIC status of the Company.

The Company may be subject to emerging regulatory and legislative requirements and scrutiny with respect to human rights.

December 31, 2021	Page | 49

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The Company and its operations may be subject to emerging regulations and legislation globally with respect to human rights issues, including forced labour, child labour and other slavery-like practices, and the Company may face heightened scrutiny from investors, shareholders and other stakeholders regarding such matters. Although the Company supports and respects human rights consistent with the Universal Declaration of Human Rights and seeks to ensure it is not complicit in human rights abuses committed by others, as described in the Company’s Code of Business Conduct, as well as in Rio Tinto’s global code of business conduct that defines the way Rio Tinto manages the economic, social, and environmental challenges of its global operations and in Rio Tinto’s “Modern Slavery & Human Trafficking” statement, the mining industry faces increasing scrutiny by human rights groups and is particularly prone to complaints and/or legal disputes in connection with human rights risks associated with adverse environmental impacts, health and safety, the use of migrant labour, child labour, forced labour and Indigenous peoples.

Compliance with emerging modern slavery, human trafficking and forced labour reporting, training and due diligence regulations and laws could increase the Company’s operating costs. Further, if the Company fails to appropriately identify and respond to human rights abuses or allegations thereof, either internally or externally or through third party business relationships, it could face costly and disruptive enforcement actions, potential litigation, investor and stakeholder dissatisfaction and reputational damage.

RELATED-PARTY TRANSACTIONS

As at December 31, 2021, Rio Tinto’s equity ownership in the Company was 50.8%, which was unchanged from December 31, 2020. The following tables present the consolidated financial statement line items within which transactions with Rio Tinto are reported.

Statements of Income	Year Ended December 31,
(Stated in $000’s of dollars)	2021	2020

Operating and corporate administration expenses:
Cost recoveries - Turquoise Hill	1,151	2,803
Management services payment (i)	(29,706)	(28,305)
Cost recoveries - Rio Tinto (ii)	(66,362)	(38,213)

Finance income:
Cash and cash equivalents (iii)	-	2,329
Receivable from Rio Tinto (iv)	-	2,123

Finance costs:
Completion support fee (v)	(109,315)	(110,054)
Total	(204,232)	(169,317)

Statement of Cash Flows	Year Ended December 31,
(Stated in $000’s of dollars)	2021	2020

Cash generated from operating activities
Interest received (iii, iv)	-	9,848
Interest paid (v)	(107,896)	(107,948)

Cash flows from investing activities
Receivable from related party: amounts withdrawn (iv)	-	511,284
Expenditures on property, plant and equipment:
Management services payment and cost recoveries - Rio Tinto (i), (ii)	(37,302)	(75,470)

December 31, 2021	Page | 50

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Balance sheets	December 31,
(Stated in $000’s of dollars)	2021	2020

Trade and other receivables	39	852
Prepaid expenses and other assets	81,725	83,144
Trade and other payables:
Management services payment - Rio Tinto (i)	(14,584)	(13,137)
Cost recoveries - Rio Tinto (ii)	(39,569)	(52,415)
Total	27,611	18,444

(i)

In accordance with the ARSHA, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by OT LLC from March 31, 2010 onwards. After signing of the UDP on May 18, 2015, the management services payment to Rio Tinto is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of the Oyu Tolgoi project.

(iii)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At December 31, 2021, no funds were deposited with wholly owned subsidiaries of Rio Tinto. Funds that had been previously deposited earned interest at rates equivalent to those offered by financial institutions or short-term corporate debt.

(iv)

As part of project finance, Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which were placed with 9539549 Canada Inc. and returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and funding. Rio Tinto International Holdings Limited, a wholly owned subsidiary of Rio Tinto, has guaranteed the obligations of the service provider under this agreement. At December 31, 2021, there were no amounts due from 9539549 Canada Inc. Amounts due had earned interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflected interest receivable at LIBOR minus 0.05% plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the CMSA, which were net settled with the 2.5% completion support fee described in (v) below.

(v)

As part of the project finance agreements, Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (CSU) in favour of the commercial banks and the export credit agencies. In consideration for providing the CSU, Turquoise Hill is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges. The fee has been settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the CMSA described in (iv) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

SELECTED QUARTERLY DATA

The Company’s interim financial statements are reported under IFRS applicable to interim financial statements, including IAS 34 Interim Financial Reporting.

($ in millions, except per share information)	Quarter Ended
	Dec-31	Sep-30	Jun-30	Mar-31
	2021	2021	2021	2021

Revenue	503.9	622.8	317.8	526.5

Income for the period	207.3	22.9	118.8	332.1

Income (loss) attributable to owners of Turquoise Hill Resources Ltd	156.4	34.9	96.9	236.7

Basic and diluted earnings per share attributable to owners of Turquoise Hill Resources Ltd (a)	0.78	0.17	0.48	1.18

	Quarter Ended
	Dec-31	Sep-30	Jun-30	Mar-31
	2020	2020	2020	2020

Revenue	405.1	264.4	278.0	130.7

Income for the period	241.6	161.7	72.3	19.0

Income (loss) attributable to owners of Turquoise Hill Resources Ltd	159.9	128.6	72.6	45.2

Basic and diluted earnings per share attributable to owners of Turquoise Hill Resources Ltd (a)	0.79	0.64	0.36	0.22

December 31, 2021	Page | 51

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

(a)	Basic and diluted earnings income per share has been recalculated pursuant to the share consolidation completed on October 23, 2020, for all periods presented.

(b)

During 2020, the Company determined that it had incorrectly accounted for the impact of capitalised intragroup borrowings in the calculation of non-controlling interests, thereby understating the income attributable to the non-controlling interest in each of the periods ended March 31, 2020, and June 30, 2020. As a result of these adjustments, income attributable to owners of Turquoise Hill decreased by $10.2 million and $12.3 million in the three-month periods ended March 31, 2020, and June 30, 2020, respectively.

Factors necessary to understand general trends in the select unaudited quarterly financial information are summarised below.

Changes in revenue over the periods presented have resulted mainly from variable metal prices combined with changes in sales volume. Revenue in the three consecutive quarters ended September 30, 2021 was lower due to lower sales volumes impacted by lower gold and copper production as the mine transitioned to Phase 4B. Revenue in Q1’20 was negatively impacted by a lower average price of copper as an immediate reaction to the ongoing COVID-19 pandemic. The five consecutive quarters ended December 31, 2021 benefitted from increasing average copper and gold prices together with increased copper and gold production, reflecting the scheduled move to mining higher grade gold areas of Phase 4B. Revenue in Q2’21 was negatively impacted by the force majeure announced by the Company on March 30, 2021; its impacts in Q3’21 had been partially mitigated through the introduction of COVID-19 control measures and increased shipping capacity, but border disruptions have continued into Q4’21 and the force majeure will remain in place until there are sufficiently sustained volumes of convoys crossing the border to ensure OT LLC’s ability to meet its ongoing commitments to customers and to return onsite concentrate inventory to target levels.

Changes in income over the periods presented resulted mainly from the changes in revenue noted above and adjustments made to deferred tax assets. Income for the period in the five consecutive quarters ended March 31, 2021, was positively impacted by deferred tax asset recognition adjustments of $82.0 million, $47.4 million, $131.1 million, $86.1 million and $52.3 million, respectively. Income in Q2’21, Q3’21 and Q4’21 was negatively impacted by deferred tax asset de-recognition adjustments of $10.5 million, $299.9 million and $19.7 million, respectively. The adjustment in Q4’21 was due to the partial utilisation of 2016 losses against Q4’21 income, offset by an increase in temporary differences that relates primarily to tax depreciation on property, plant and equipment.

NON-GAAP AND OTHER FINANCIAL MEASURES

The Company presents and refers to the following non-GAAP financial measures, non-GAAP ratios and supplementary financial measures, which are not defined in IFRS. A description and calculation of each measure is given below and may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at the Oyu Tolgoi mine and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS. These measures and ratios are not standard and therefore may not be comparable to other issuers.

Non-GAAP financial measures

Non-GAAP financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (NI 52-112) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation.

Total operating cash costs

The measure of total operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill, which are eliminated in the consolidated financial statements of the Company.

December 31, 2021	Page | 52

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Total operating cash costs is used internally by management to assess the performance of the business in effectively allocating and managing costs and is provided in order to provide investors and other stakeholders with additional information about the underlying cash costs of OT LLC. Total operating cash costs are relevant to the understanding of the Company’s operating profitability and ability to generate cash flows. The most comparable financial measure that is disclosed in the primary financial statements for total operating costs is “Cost of sales”. A reconciliation operating cash costs for its current and comparative period is presented under “Non-GAAP Ratios” herein below.

Consolidated working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and the sustainability of the business, the Company’s definition of consolidated working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue and non-current inventory. Management and investors consider movements in consolidated working capital to understand the company’s cash flow generated from operating activities before interest and tax.

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Consolidated working capital	December 31,	December 31,
(Stated in $000’s of dollars)	2021	2020

Inventories (current)	$290,017	$197,962
Trade and other receivables	16,119	60,012
Trade and other payables:
- trade payables and accrued liabilities	(320,791)	(315,570)
- payable to related parties	(54,153)	(65,552)
Consolidated working capital	$(68,808)	$(123,148)

Contractual obligations

The following section of this MD&A discloses contractual obligations in relation to the Company’s project finance, lease, purchase, power and asset retirement obligations. Amounts relating to these obligations are calculated on the assumptions of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in this MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum uncancellable commitments to pay in the event of contract termination. The MD&A presentation of contractual obligations is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

A reconciliation of contractual obligations as at December 31, 2021 to the relevant line items from among the current assets and liabilities in the consolidated financial statements and notes is provided below.

	Project Finance	Purchase	Other Obligations	Power commitments	Lease	Decommissioning
	Facility	obligations			liabilities	obligations

(Stated in $000’s of dollars)

Commitments (MD&A)	4,282,140	383,505	343,768	188,814	31,785	349,666
Cancellable obligations	-	(316,832)	-	(126,014)	-	-
(net of exit costs)
Accrued capital expenditure	-	(40,720)	40,720	-	-	-
Discounting and other adjustments	(124,796)	-	-	-	(6,350)	(196,004)
Financial statement amount	4,157,344	25,953	384,488	62,800	25,435	153,662

December 31, 2021	Page | 53

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Contractual obligations is used to present contractual and other obligations that are both cancellable or non-cancellable.

Non-GAAP ratios

A non-GAAP ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-GAAP financial measure as one or more of its components, and (c) is not disclosed in the financial statements. The non-GAAP financial measures used to calculate the non-GAAP ratios below are C1 cash costs, all-in sustaining costs, mining costs and milling costs.

C1 cash costs per pound of copper produced

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. This metric is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of OT LLC and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced by selling these products.

All-in sustaining costs per pound of copper produced

All-in sustaining costs (AISC) is an extended cash-based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations. As a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of OT LLC to support sustaining capital expenditures for future production from the generation of operating cash flows.

A reconciliation of total operating cash costs, C1 cash costs and AISC is provided below.

	(Three Months Ended)		(Twelve Months Ended)

C1 costs (Stated in $000’s of dollars)	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Cost of sales	181,411	173,523	622,329	669,394
Cost of sales: $/lb of copper sold	2.39	2.08	2.02	2.20
Depreciation and depletion	(39,459)	(47,684)	(163,007)	(176,024)
Change in inventory	28,405	8,352	109,212	26,534
Other operating expenses	68,181	57,558	275,487	202,271
Less:
- Inventory (write-down) reversal	(133)	92	3,465	2,703
- Depreciation	(584)	(657)	(2,359)	(5,236)
Management services payment to Turquoise Hill	9,125	6,466	29,706	28,305

Total operating cash costs	246,947	197,650	874,834	747,947
Total operating cash costs: $/lb of copper produced	2.88	2.16	2.43	2.27
Adjustments to total operating cash costs(1)	(1,512)	(3,290)	(30,458)	12,442
Less: Gold and silver revenues	(183,162)	(125,105)	(766,524)	(280,895)

C1 costs ($‘000)	62,273	69,255	77,852	479,494

C1 costs: $/lb of copper produced	0.73	0.76	0.22	1.45
All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	10,876	9,534	37,699	30,602
Asset retirement expense	2,042	4,752	7,482	4,607
Royalty expenses	22,605	23,460	105,399	63,420
Ore stockpile and stores write-down (reversal)	133	(92)	(3,465)	(2,703)
Other expenses	3,884	316	5,598	4,385
Sustaining cash capital including deferred stripping	40,263	25,413	83,648	59,326

All-in sustaining costs ($‘000)	142,076	132,638	314,213	639,131

All-in sustaining costs: $/lb of copper produced	1.66	1.45	0.87	1.94

(1)

Adjustments to total operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cash cost.

December 31, 2021	Page | 54

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Mining costs per tonne of material mined

Mining costs per tonne of material mined for the three and twelve months ended December 31, 2021 are calculated by reference to total mining costs of $56.5 million and $190.7 million (Q4’20: $44.2 million and $175.9 million) respectively and total material mined of 24.0 million and 85.0 million tonnes (Q4’20: 23.8 million and 97.7 million tonnes) respectively.

Cost of sales is the most comparable measure for mining and milling costs. Mining and milling costs represent total operating cash costs of Oyu Tolgoi’s open-pit mining and concentrator operations.

Mining, milling and G&A costs per tonne ratios are used internally by management and investors to assess the performance of the business by providing information on cost efficiency across the important components of Oyu Tolgoi’s operations - its open-pit mine, concentrator and support functions.

Milling costs per tonne of ore treated

Milling costs per tonne of ore treated for the three and twelve months ended December 31, 2021 are calculated by reference to total milling costs of $76.1 million and $278.9 million (Q4’20: $69.9 million and $255.4 million) respectively and total ore treated of 10.6 million and 39.1 million tonnes (Q4’20: 9.6 million and 40.2 million tonnes) respectively.

Supplementary financial measures

Supplementary financial measures are defined under NI 52-112 as financial measures (a) which are neither non-GAAP financial measures nor non-GAAP ratios, (b) that are not presented in the financial statements and (c) that are, or are intended to be, disclosed periodically to depict the historical or expected future financial performance, financial position or cash flow. The below are supplementary financial measures that the Company uses to depict its financial performance, financial position or cash flows.

Cost of sales per pound of copper sold

Cost of sales is reported in the consolidated income statement. Cost of sales per pound of copper sold supports management’s objective of efficient cost allocation and is used by management and investors to understand operating profitability.

Capital expenditure on a cash basis for underground-development/underground-sustaining/open-pit

Capital expenditure comprises sustaining and development expenditure on property, plant and equipment, and on intangible assets. This is equivalent to “Expenditures on property, plant and equipment” in the cash flow statement. Capital expenditures have been further disaggregated to reflect the open-pit operations, underground and tailings storage.

This measure is used to support management’s objective of effective and efficient capital allocation as the Company needs to invest in existing assets across our operations in order to maintain and improve productive capacity, and to deliver growth through completion of the underground project.

Total underground spend is not an annual measure but represents total underground capital expenditure on the underground project since January 1, 2016.

G&A costs per tonne of ore treated

G&A costs per tonne of ore treated for the three and twelve months ended December 31, 2021 are calculated by reference to total general & administrative costs. General & administrative costs are equivalent to Oyu Tolgoi administrative expenses of $41.3 million and $156.1 million (Q4’20: $31.5 million and $124.9 million) respectively. Total ore treated for those periods was 10.6 million and 39.1 million tonnes respectively (Q4’20: 9.6 million and 40.2 million tonnes). G&A is used to promote cost effectiveness through measurement of the overhead required to support the business.

December 31, 2021	Page | 55

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company under applicable securities legislation is gathered and reported to senior management, including the Company’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosures.

At the end of the Company’s fiscal year ended December 31, 2021, an evaluation of effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a – 15(e) and 15d – 15(e) of the Exchange Act and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109)) was carried out by the Company’s management with the participation of the CEO and CFO. Based upon that evaluation, the Company’s CEO and CFO concluded that as of the end of the fiscal year, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under applicable U.S. and Canadian securities legislation is (i) recorded, processed, summarised and reported within the time periods specified in such legislation and (ii) accumulated and communicated to the Company’s management, including its CEO and CFO, to allow timely decisions regarding required disclosure.

The Company’s management, including the CEO and CFO, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only a reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorised override of the control. The design of any systems of controls is also based in part on certain assumptions about the likelihood of certain events, and there can be no assurance that any design can achieve its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting of the Company (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and in NI 52-109). Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS and the requirements of applicable U.S. and Canadian securities legislation.

The Company’s CEO and CFO have assessed the effectiveness of the Company’s internal controls over financial reporting as at December 31, 2021 in accordance with Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, the Company’s CEO and CFO have determined that the Company’s internal controls over financial reporting were effective as of December 31, 2021 and have certified the Company’s annual filings with the U.S. Securities and Exchange Commission on Form 40-F as required by the U.S. Sarbanes-Oxley Act and with Canadian securities regulatory authorities.

Management reviewed the results of management’s assessment with the Audit Committee of the Company’s Board of Directors. KPMG LLP, independent auditor, has been engaged to audit and provide independent opinions on the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. KPMG LLP has expressed an unqualified opinion on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting as of December 31, 2021.

December 31, 2021	Page | 56

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Changes in internal control over financial reporting

There were no changes in the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

AUDIT COMMITTEE OVERSIGHT

The Audit Committee reviews, with management and the external auditors, the Company’s MD&A and related consolidated financial statements and approves the release of such information to shareholders. For each audit or quarterly review, the external auditors prepare a report for members of the Audit Committee summarising key areas, significant issues and material internal control weaknesses encountered, if any.

QUALIFIED PERSON

Disclosure of information of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was approved by Jo-Anne Dudley (FAusIMM(CP)), Chief Operating Officer of the Company. Jo-Anne Dudley is a “qualified person” as that term is defined in NI 43-101.

CAUTIONARY STATEMENTS

Language regarding reserves and resources

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company’s mineral resources and mineral reserves, readers should refer to the AIF of the Company for the year ended December 31, 2021, and other continuous disclosure documents filed by the Company since January 1, 2022 under Turquoise Hill’s profile on SEDAR at www.sedar.com.

Note to United States investors concerning estimates of measured, indicated and inferred resources

This document has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included in this document have been prepared in accordance with NI 43-101, and the CIM Definition Standards for mineral resources and mineral reserves. NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with SEC disclosure requirements.

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements

December 31, 2021	Page | 57

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the GoM Agreements are implemented along with the implementation of Resolution 103; the continuation of undercutting in accordance with the mine plan and design; the actual timing of first sustainable production as well as the lifting of restrictions by the Government of Mongolia on the ability of OT LLC to incur any additional indebtedness; the implementation and successful execution of the updated funding plan that is the subject of the Amended HoA, as such agreement may be further amended or restated, and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor, all as contemplated by the Amended HoA, as well as potential delays in the ability of the Company and OT LLC to proceed with the funding elements contemplated by the Amended HoA; liquidity, funding sources and funding requirements in general, in particular until sustainable first production is achieved, including the Company’s ability to reach agreement with project finance lenders on the re-profiling of existing debt payments in line with current cash flow projections, as well as the Company (or a wholly-owned subsidiary) and OT LLC entering into a pre-paid copper concentrate sale arrangement; the availability and amount of potential sources of additional funding, including the short-term secured advance to be provided by Rio Tinto to the Company under the Amended HoA; the amount by which a successful re-profiling of the Company’s existing debt would reduce the Company’s currently projected funding requirements; the Company’s ability to conduct one or more equity offerings as contemplated by the Amended HoA in light of future and then prevailing market conditions; the expectations set out in the 2020 OTTR; the timing and amount of future production and potential production delays; statements in respect of the impacts of any delays on achieving first sustainable production and on the Company’s cash flows; expected copper and gold grades; the merits of the class action complaints filed against the Company in October 2020 and January 2021, respectively; the merits of the defence and counterclaim filed by the Government of Mongolia in the international tax arbitration brought by OT LLC and the likelihood of the parties being able to amicably resolve the ongoing tax issues; the timing of studies, announcements and analyses; the status of underground development, including any slowdown of work; the causes of the increase in costs and schedule extension of the underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the possible progression of a SOPP and related amendments to the PSFA, as amended, as well as power purchase agreements and extensions thereto; finalization of an agreement with IMPIC on extension of the current power import arrangements; the timing of construction and commissioning of the potential SOPP; sources of interim power; the continuing impact of COVID-19, including any restrictions imposed by health or governmental authorities relating thereto on the Company’s business, operations and financial condition, as well as delays and the development cost impacts of delays caused by the COVID-19 pandemic; the Company’s ability to operate sustainably, its community relations and its social license to operate in Mongolia; capital and operating cost estimates; mill and concentrator throughput; anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including: the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs; anticipated future production and cash flows; the anticipated location of certain infrastructure in Hugo North Lift 1 and sequence of mining within and across panel boundaries; the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the GoM Agreements are implemented along with the implementation of Resolution 103; the continuation of undercutting in accordance with the mine plan and design; the actual timing of first sustainable production as well as the lifting of restrictions by the Government of Mongolia on the ability of OT LLC to incur any additional indebtedness; the availability and timing of required

December 31, 2021	Page | 58

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

governmental and other approvals for the construction of the SOPP; the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA, as amended, subject to ongoing discussions relating to a standstill period; finalization of an agreement with IMPIC on an extension of the current power import arrangements; the eventual pre-payment arrangement between the Company (or a wholly-owned subsidiary) and OT LLC; the implementation and successful execution of the updated funding plan that is the subject of the Amended HoA, as such agreement may be further amended and restated; the Company’s ability to operate sustainably, its community relations and its social licence to operate in Mongolia; and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor.

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks, including the outcome of the class action complaints filed against the Company; the outcome of the international arbitration proceedings, including the likelihood of the parties being able to amicably resolve the ongoing tax issues; regulatory restrictions (including environmental regulatory restrictions and liability); OT LLC or the Government of Mongolia’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; the Company’s ability to operate sustainably, its community relations, and its social licence to operate in Mongolia; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including public health crises strikes, blockades or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; global climate change; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; defective title to mineral claims or property; and human rights requirements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of the Oyu Tolgoi project, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the GoM Agreements are implemented along with the implementation of Resolution 103; the continuation of undercutting in accordance with the mine plan and design; the approval or non-approval by the OT LLC Board of any future necessary additional investment, and the likely consequences on the timing and overall economic value of the Oyu Tolgoi project, including slowdown on the underground development and significant delays to first sustainable production; the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government of Mongolia to construct such a source) for Oyu Tolgoi; the implementation and successful execution of the updated funding plan that is the subject of the Amended HoA, as such agreement may be further amended or restated, and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor the eventual pre-payment arrangement between the Company (or a wholly-owned subsidiary) and OT LLC; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto, as well as the development cost impacts of delays caused by the COVID-19 pandemic; the Company’s ability to operate sustainably, its community relations and its social licence to operate in Mongolia; the impact of changes in, changes in

December 31, 2021	Page | 59

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays and the costs which would result from delays, including delays caused by COVID-19 restrictions and impacts and related factors, in the development of the underground mine (which could significantly exceed the costs projected in the 2020 OTTR); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this MD&A are exclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realised), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Such estimates are, in large part, based on the following:

•

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale mineral continuity and character of the deposits can be improved with additional drilling and sampling; actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals or the actual recovery percentage of the metal(s) from the Company’s mining projects may render mining of mineral reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

•

Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

•

Assumptions relating to projected future metal prices. The Company uses prices reflecting market pricing projections in the financial modelling for Oyu Tolgoi which are subjective in nature. It should be expected that actual prices will be different than the prices used for such modelling (either higher or lower), and the differences could be significant; and

•

Assumptions relating to the costs and availability of treatment and refining services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific as well as regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

December 31, 2021	Page | 60

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risks and Uncertainties” section in this MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risks and Uncertainties” section of this MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

MANAGEMENT’S REPORT TO SHAREHOLDERS

The consolidated financial statements and MD&A are the responsibility of the management of Turquoise Hill. The financial statements and the MD&A have been prepared by management in accordance with IFRS and regulatory requirements, respectively, using management’s best estimates and judgment of all information available up to March 2, 2022.

The Board of Directors has approved the information contained in the consolidated financial statements and the MD&A. The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal controls. The Audit Committee of the Board of Directors, consisting solely of outside directors, meets regularly during the year with financial officers of the Company and the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities to the Directors who approve the consolidated financial statements.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarised in Note 2 to the consolidated financial statements.

The consolidated financial statements have been audited by KPMG LLP, independent auditor, in accordance with the standards of the Public Company Accounting Oversight Board (United States). They have full and unrestricted access to the Audit Committee.

/s/ Steve Thibeault	/s/ Luke Colton

Steve Thibeault	Luke Colton
Interim Chief Executive Officer	Chief Financial Officer

March 2, 2022

Montreal, QC, Canada

December 31, 2021	Page | 61

turquoisehill.com

Turquoise Hill Resources Ltd.

Suite 3680,1 Place Ville- Marie

Montreal Quebec, Canada

H3B 3P2

TRQ : TSX & NYSE

Turquoise  Hill   is  an  international  mining

company   focused   on  the  operation  and

development of the Oyu Tolgoi copper-gold

mine in southern Mongolia.